Exhibit 99.10

Ind AS Consolidated

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF INFOSYS LIMITED

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) which comprise the Consolidated Balance Sheet as at March 31, 2021, and the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information (hereinafter referred to as the “consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid consolidated financial statements, give the information required by the Companies Act, 2013 (the “Act”) in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended (“Ind AS”) and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2021 and their consolidated profit, their consolidated total comprehensive income, their consolidated changes in equity and their consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the consolidated financial statements in accordance with the Standards on Auditing (“SA”s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter	Auditor’s Response
1	Revenue recognition	Principal Audit Procedures Performed

The Group’s contracts with customers include contracts with multiple products and services. The group derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings and business process management services. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement.

In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the products or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent.

Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

As certain contracts with customers involve management’s judgment in (1) identifying distinct performance obligations, (2) determining whether the Group is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort.

Refer Notes 1.5 and 2.16 to the consolidated financial statements.

Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Group is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others:

•         We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Group is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method.

•          We selected a sample of contracts with customers and performed the following procedures:

–      Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement.

–      Identified significant terms and deliverables in the contract to assess management’s conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Group is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method

2	Revenue recognition - Fixed price contracts using the percentage of completion method	Principal Audit Procedures Performed

Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method.

Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts.

This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts.

Refer Notes 1.5 and 2.16 to the consolidated financial statements

Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others:

•         We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

•         We selected a sample of fixed price contracts with customers measured the using percentage-of-completion method and performed the following:

–      Evaluated management’s ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled.

–      Compared efforts or costs incurred with Group’s estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract.

–      Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Information Other than the Financial Statements and Auditor’s Report Thereon

The Company’s Board of Directors is responsible for the preparation of the other information. The other information comprises the information included in the Management Discussion and Analysis, Board’s Report including Annexures to Board’s Report, Business Responsibility Report, Corporate Governance and Shareholder’s Information, but does not include the consolidated financial statements, standalone financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Management’s Responsibilities for the Consolidated Financial Statements

The Company’s Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation and presentation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the Ind AS and other accounting principles generally accepted in India. The respective Boards of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the consolidated financial statements, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company and its subsidiary companies which are companies incorporated in India, has adequate internal financial controls system in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the consolidated financial statements of which we are the independent auditors.

Materiality is the magnitude of misstatements in the consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1.	As required by Section 143(3) of the Act, based on our audit we report that:

a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.

b)	In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books.

c)	The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including Other Comprehensive Income, Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.

d)	In our opinion, the aforesaid consolidated financial statements comply with the Ind AS specified under section 133 of the Act.

e)	On the basis of the written representations received from the directors of the Company as on March 31, 2021 taken on record by the Boards of Directors of the Company and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies incorporated in India is disqualified as on March 31, 2021 from being appointed as a director in terms of Section 164 (2) of the Act.

f)	With respect to the adequacy of the internal financial controls over financial reporting and the operating effectiveness of such controls, refer to our separate Report in “Annexure A” which is based on the auditors’ reports of the Company and its subsidiary companies incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of internal financial controls over financial reporting of those companies.

g)	With respect to the other matters to be included in the Auditor’s Report in accordance with the requirements of section 197(16) of the Act, as amended:

In our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

h)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

i)	The consolidated financial statements disclose the impact of pending litigations on the consolidated financial position of the Group.

ii)	Provision has been made in the consolidated financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts;

iii)	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company and its subsidiary companies incorporated in India.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Place: Mumbai Date: April 14, 2021	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 21039826AAAACO5071

ANNEXURE “A” TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 1 (f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”)

In conjunction with our audit of the consolidated financial statements of the Company as of and for the year ended March 31, 2021, we have audited the internal financial controls over financial reporting of Infosys Limited (hereinafter referred to as the “Company”) and its subsidiary companies, which are companies incorporated in India, as of that date.

Management’s Responsibility for Internal Financial Controls

The respective Boards of Directors of the Company and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the respective Companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the “ICAI”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor’s Responsibility

Our responsibility is to express an opinion on the internal financial controls over financial reporting of the Company and its subsidiary companies, which are companies incorporated in India, based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued by the Institute of Chartered Accountants of India (“ICAI”) and the Standards on Auditing, prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls system over financial reporting of the Company and its subsidiary companies, which are companies incorporated in India.

Meaning of Internal Financial Controls over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the Company and its subsidiary companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2021, based on the criteria for internal financial control over financial reporting established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Place: Mumbai Date: April 14, 2021	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 21039826AAAACO5071

INFOSYS LIMITED AND SUBSIDIARIS

Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the year ended ended March 31, 2021

Index
Consolidated Balance Sheet
Consolidated Statement of Profit and Loss
Consolidated Statement of Changes in Equity
Consolidated Statement of Cash Flows
Overview and notes to the consolidated financial statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgements
1.5 Critical accounting estimates and judgments
2. Notes to the consolidated financial statements
2.1 Business Combinations
2.2 Property, plant and equipment
2.3 Goodwill and other intangible assets
2.4 Investments
2.5 Loans
2.6 Other financial assets
2.7 Trade receivables
2.8 Cash and cash equivalents
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Other liabilities
2.14 Provisions
2.15 Income taxes
2.16 Revenue from operations
2.17 Other income, net
2.18 Expenses
2.19 Leases
2.20 Employee benefits
2.21 Reconciliation of basic and diluted shares used in computing earnings per share
2.22 Contingent liabilities and commitments
2.23 Related party transactions
2.24 Segment reporting
2.25 Function wise classification of Consolidated Statement of Profit and Loss

INFOSYS LIMITED AND SUBSIDIARIES

(In crore )

Consolidated Balance Sheet as at	Note No.	March 31, 2021	March 31, 2020
ASSETS
Non-current assets
Property, plant and equipment	2.2	12,560	12,435
Right-of-use assets	2.19	4,794	4,168
Capital work-in-progress		922	954
Goodwill	2.3.1 and 2.1	6,079	5,286
Other intangible assets	2.3.2	2,072	1,900
Financial assets:
Investments	2.4	11,863	4,137
Loans	2.5	32	21
Other financial assets	2.6	1,141	737
Deferred tax assets (net)	2.15	1,098	1,744
Income tax assets (net)	2.15	5,811	5,384
Other non-current assets	2.9	1,281	1,426
Total non-current assets		47,653	38,192
Current assets
Financial assets:
Investments	2.4	2,342	4,655
Trade receivables	2.7	19,294	18,487
Cash and cash equivalents	2.8	24,714	18,649
Loans	2.5	159	239
Other financial assets	2.6	6,410	5,457
Income tax assets (net)	2.15	-	7
Other Current assets	2.9	7,814	7,082
Total current assets		60,733	54,576
Total assets		108,386	92,768
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,124	2,122
Other equity		74,227	63,328
Total equity attributable to equity holders of the Company		76,351	65,450
Non-controlling interests		431	394
Total equity		76,782	65,844
Liabilities
Non-current liabilities
Financial Liabilities
Lease liabilities	2.19	4,587	4,014
Other financial liabilities	2.12	1,514	807
Deferred tax liabilities (net)	2.15	875	968
Other non-current liabilities	2.13	763	279
Total non-current liabilities		7,739	6,068
Current liabilities
Financial Liabilities
Trade payables		2,645	2,852
Lease liabilities	2.19	738	619
Other financial liabilities	2.12	11,390	10,481
Other current liabilities	2.13	6,233	4,842
Provisions	2.14	713	572
Income tax liabilities (net)	2.15	2,146	1,490
Total current liabilities		23,865	20,856
Total equity and liabilities		108,386	92,768

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha Company Secretary

Mumbai April 14 , 2021	Bengaluru April 14 , 2021

INFOSYS LIMITED AND SUBSIDIARIES

(in crore, except equity share and per equity share data)

Consolidated Statement of Profit and Loss	Note No.	Year ended March 31,
		2021	2020
Revenue from operations	2.16	100,472	90,791
Other income, net	2.17	2,201	2,803
Total income		102,673	93,594
Expenses
Employee benefit expenses	2.18	55,541	50,887
Cost of technical sub-contractors		7,084	6,714
Travel expenses		554	2,710
Cost of software packages and others	2.18	4,223	2,703
Communication expenses		634	528
Consultancy and professional charges		1,261	1,326
Depreciation and amortisation expenses	2.2, 2.3.2 and 2.19	3,267	2,893
Finance cost		195	170
Other expenses	2.18	3,286	3,656
Total expenses		76,045	71,587
Profit before tax		26,628	22,007
Tax expense:
Current tax	2.15	6,672	5,775
Deferred tax	2.15	533	(407)
Profit for the period		19,423	16,639
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset. net	2.20	134	(180)
Equity instruments through other comprehensive income, net	2.4	119	(33)
		253	(213)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.10	25	(36)
Exchange differences on translation of foreign operations		130	378
Fair value changes on investments, net	2.4	(102)	22
		53	364
Total other comprehensive income /(loss), net of tax		306	151
Total comprehensive income for the period		19,729	16,790
Profit attributable to:
Owners of the Company		19,351	16,594
Non-controlling interests		72	45
		19,423	16,639
Total comprehensive income attributable to:
Owners of the Company		19,651	16,732
Non-controlling interests		78	58
		19,729	16,790
Earnings per Equity share
Equity shares of par value 5/- each
Basic ()		45.61	38.97
Diluted ()		45.52	38.91
Weighted average equity shares used in computing earnings per equity share	2.21
Basic		4,242,416,665	425,77,54,522
Diluted		4,250,732,467	426,51,44,228

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha Company Secretary

Mumbai April 14 , 2021	Bengaluru April 14 , 2021

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

(In crore )

Particulars		OTHER EQUITY
		RESERVES & SURPLUS							Other comprehensive income
	Equity Share capital (1)	Securities Premium	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves(3)	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2019	2,170	149	57,566	54	1,242	227	2,570	6	61	72	842	21	(32)	64,948	58	65,006
Impact on account of adoption of Ind AS 116*	-	–	(40)	–	–	–	–	–	–	–	–	–	–	(40)	–	(40)
	2,170	149	57,526	54	1,242	227	2,570	6	61	72	842	21	(32)	64,908	58	64,966
Changes in equity for the year ended March 31, 2020
Profit for the period	–	–	16,594	–	–	–	–	–	–	–	–	–	–	16,594	45	16,639
Remeasurement of the net defined benefit liability/asset* (Refer to Note 2.20.1)	–	–	–	–	–	–	–	–	–	–	–	–	(180)	(180)	–	(180)
Equity instruments through other comprehensive income* (Refer to Notes 2.4 and 2.15)	–	–	–	–	–	–	–	–	–	(33)	–	–	–	(33)	–	(33)
Fair value changes on derivatives designated as cash flow hedge* (Refer to Note 2.10)	–	–	–	–	–	–	–	–	–	–	–	(36)	–	(36)	–	(36)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	365	–	–	365	13	378
Fair value changes on investments* (Refer to Notes 2.4 and 2.15)	–	–	–	–	–	–	–	–	–	–	–	–	22	22	–	22
Total Comprehensive income for the period	–	–	16,594	–	–	–	–	–	–	(33)	365	(36)	(158)	16,732	58	16,790
Shares issued on exercise of employee stock options (Refer to Note 2.11)	1	5	–	–	–	–	–	–	–	–	–	–	–	6	–	6
Employee Stock Compensation Expense (Refer to Note 2.11)	–	–	–	–	–	238	–	–	–	–	–	–	–	238	–	238
Buyback of equity shares (Refer to Notes 2.11 and 2.12)	(49)	–	(4,717)	–	(1,494)	–	–	–	–	–	–	–	–	(6,260)	–	(6,260)
Transaction costs relating to buyback * (Refer to Note 2.11)	–	–	–	–	(11)	–	–	–	–	–	–	–	–	(11)	–	(11)
Amount transferred to capital redemption reserve upon buyback (Refer to Note 2.11)	–	–	–	–	(50)	–	–	–	50	–	–	–	–	–	–	–
Transfer on account of exercise of stock options (Refer to Note 2.11)	–	119	–	–	–	(119)	–	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–	–	–
Effect of modification of equity settled share based payment awards to cash settled awards (Refer to Note 2.11)	–	–	(9)	–	–	(48)	–	–	–	–	–	–	–	(57)	–	(57)
Income tax benefit arising on exercise of stock options	–	9	–	–	–	–	–	–	–	–	–	–	–	9	–	9
Financial liability under option arrangements (Refer to Note 2.1)	–	–	(598)	–	–	–	–	–	–	–	–	–	–	(598)	–	(598)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(33)	(33)
Dividends (including dividend distribution tax)	–	–	(9,517)	–	–	–	–	–	–	–	–	–	–	(9,517)	–	(9,517)
Non-controlling interests on acquisition of subsidiary (Refer to Note 2.11)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	311	311
Transfer to general reserve	–	–	(1,470)	–	1,470	–	–	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,580)	–	–	–	2,580	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	1,080	–	–	–	(1,080)	–	–	–	–	–	–	–	–	–
Balance as at March 31, 2020	2,122	282	56,309	54	1,158	297	4,070	6	111	39	1,207	(15)	(190)	65,450	394	65,844

Consolidated Statement of Changes in Equity (contd.)

(In crore)

Particulars		OTHER EQUITY
		RESERVES & SURPLUS								Other comprehensive income
	Equity Share capital (1)	Securities Premium	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves(3)	Capital redemption reserve	Equity instruments through Other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2020	2,122	282	56,309	54	1,158	297	4,070	6	111	39	1207	(15)	(190)	65,450	394	65,844
Changes in equity for the year ended March 31, 2021
Profit for the period	–	–	19,351	–	–	–	–	–	–	–	–	–	–	19,351	72	19,423
Remeasurement of the net defined benefit liability/asset* (Refer to Note 2.20.1)	–	–	–	–	–	–	–	–	–	–	–	–	134	134	–	134
Equity instruments through other comprehensive income* (Refer to Notes 2.4 and 2.15)	–	–	–	–	–	–	–	–	–	119	–	–	–	119	–	119
Fair value changes on derivatives designated as cash flow hedge* (Refer to Note 2.10)	–	–	–	–	–	–	–	–	–	–	–	25	–	25	–	25
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	124	–	–	124	6	130
Fair value changes on investments* (Refer to Notes 2.4 and 2.15)	–	–	–	–	–	–	–	–	–	–	–	–	(102)	(102)	–	(102)
Total Comprehensive income for the period	–	–	19,351	–	–	–	–	–	–	119	124	25	32	19,651	78	19,729
Shares issued on exercise of employee stock options (Refer to note 2.11)	2	13	–	–	–	–	–	–	–	–	–	–	–	15	–	15
Employee stock compensation expense (Refer to Note 2.11)	–	–	–	–	–	253	–	–	–	–	–	–	–	253	–	253
Transfer on account of exercise of stock options (Refer to Note 2.11)	–	260	–	–	–	(260)	–	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	3	(3)	–	–	–	–	–	–	–	–	–	–
Effect of modification of share based payment awards (Refer to note 2.11)	–	–	–	–	–	85	–	–	–	–	–	–	–	85	–	85
Income tax benefit arising on exercise of stock options	–	45	–	–	–	–	–	–	–	–	–	–	–	45	–	45
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(20)	(20)
Payment towards acquisition of minority interest	–	–	(28)	–	–	–	–	–	–	–	–	–	–	(28)	(21)	(49)
Transfer on account of options not exercised	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends	–	–	(9,120)	–	–	–	–	–	–	–	–	–	–	(9,120)	–	(9,120)
Transfer to general reserve	–	–	(1,554)	–	1,554	–	–	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(3,354)	–	–	–	3,354	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	1,039	–	–	–	(1,039)	–	–	–	–	–	–	–	–	–
Balance as at March 31, 2021	2,124	600	62,643	54	2,715	372	6,385	6	111	158	1,331	10	(158)	76,351	431	76,782

* Net of tax

(1)	Net of treasury shares

(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha Company Secretary

Mumbai April 14 , 2021	Bengaluru April 14 , 2021

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2021	2020
Cash flow from operating activities
Profit for the period		19,423	16,639
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.15	7,205	5,368
Depreciation and amortization	2.2, 2.3.2 and 2.19	3,267	2,893
Interest and dividend income	2.17	(1,615)	(1,613)
Finance cost		195	170
Impairment loss recognized / (reversed) under expected credit loss model		190	161
Exchange differences on translation of assets and liabilities, net		(62)	184
Stock compensation expense	2.11	333	249
Other adjustments		(91)	(131)
Changes in assets and liabilities
Trade receivables and unbilled revenue		(1,835)	(3,861)
Loans, other financial assets and other assets		(534)	76
Trade payables		(245)	(373)
Other financial liabilities, other liabilities and provisions		3,382	1,791
Cash generated from operations		29,613	21,553
Income taxes paid		(6,389)	(4,550)
Net cash generated by operating activities		23,224	17,003
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles		(2,107)	(3,307)
Deposits placed with corporation		(207)	(108)
Interest and dividend received		1,418	1,929
Payment towards acquisition of business, net of cash acquired		(1,221)	(1,860)
Payment of contingent consideration pertaining to acquisition of business		(158)	(6)
Redemption of escrow pertaining to buyback		–	257
Other receipts		49	46
Other payments		(45)	–
Payments to acquire Investments
Preference, equity securities and others		–	(41)
Tax free bonds and government bonds		(318)	(19)
Liquid mutual funds and fixed maturity plan securities		(35,196)	(34,839)
Non convertible debentures		(3,689)	(993)
Certificates of deposit		–	(1,114)
Government securities		(7,510)	(1,561)
Others		(25)	(29)
Proceeds on sale of Investments
Tax free bonds and government bonds		–	87
Non-convertible debentures		1,251	1,888
Government securities		2,704	1,674
Commercial paper		–	500
Certificates of deposit		1,149	2,545
Liquid mutual funds and fixed maturity plan securities		36,353	34,685
Preference and equity securities		73	27
Others		23	–
Net cash (used in) / from investing activities		(7,456)	(239)
Cash flows from financing activities:
Payment of lease liabilities		(698)	(571)
Payment of dividends (including dividend distribution tax)		(9,117)	(9,515)
Payment of dividend to non-controlling interest of subsidiary		(20)	(33)
Shares issued on exercise of employee stock options		15	6
Payment towards purchase of non controlling interest		(49)	–
Other receipts		83	–
Buyback of equity shares including transaction cost		–	(7,478)
Net cash used in financing activities		(9,786)	(17,591)
Net increase / (decrease) in cash and cash equivalents		5,982	(827)
Cash and cash equivalents at the beginning of the period	2.8	18,649	19,568
Effect of exchange rate changes on cash and cash equivalents		83	(92)
Cash and cash equivalents at the end of the period	2.8	24,714	18,649
Supplementary information:
Restricted cash balance	2.8	504	396

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha Company Secretary

Mumbai April 14 , 2021	Bengaluru April 14 , 2021

INFOSYS LIMITED AND SUBSIDIARIES

Notes to the Consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future. Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's Consolidated financial statements are approved for issue by the Company's Board of Directors on April 14, 2021.

1.2 Basis of preparation of financial statements

These Consolidated financial statements are prepared in accordance with Indian Accounting Standards (Ind AS), under the historical cost convention on the accrual basisexcept for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 (“the Act”) (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The Consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries, as disclosed in Note 2.23. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgements

The preparation of the financial statements in conformity with Ind AS requires the Management to make estimates, judgements and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgements and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the Consolidated financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these Consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these Consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of a method to recognize the maintenance revenues requires judgement and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions.Significant judgements are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also Refer to Notes 2.15 and 2.22.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to Note 2.15)

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by the Management. (Refer to Notes 2.1 and 2.3.2)

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note 2.2).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins (Refer to Note 2.3.1).

f. Leases

Ind AS 116 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. After considering current and future economic conditions, the Group has concluded that no material changes are required to lease period relating to the existing lease contracts. (Refer to Note 2.19)

g. Allowance for credit losses on receivables and unbilled revenue

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The group considered current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates. In calculating expected credit loss, the Group has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID-19.

2.1 BUSINESS COMBINATIONS

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Consolidated Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognised.

Business combinations between entities under common control is accounted for at carrying value of the assets and liabilities in the Group's Consolidated financial statements.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Acquisitions during the year ended March 31, 2021

During the year ended March 31, 2021 the Group, completed three business combinations to complement its digital offerings and end to end customer experience offerings to customers by acquiring 100% voting interests in

(i)	Kaleidoscope Animations, Inc. a US based Product Design and Development services focused primarily on medical devices on October 9, 2020

(ii)	GuideVision, s.r.o a ServiceNow Elite Partner in Europe on October 1, 2020 and

(iii)	Beringer Commerce Inc. and Beringer Capital Digital Group Inc., collectively known as Blue Acorn iCi, an Adobe Platinum partner in the US, and a leader in digital customer experience, commerce and analytics on October 27, 2020

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the dates of acquisition as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets(1)	137	–	137
Intangible assets –
Vendor relationships	–	266	266
Customer contracts and relationships	–	179	179
Brand	–	57	57
Software	–	33	33
Deferred tax liabilities on intangible assets	–	(23)	(23)
Total	137	512	649
Goodwill			758
Total purchase price			1,407

(1)	Includes cash and cash equivalents acquired of 80 crore.

The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill. Goodwill majorly includes the value expected from increase in revenues from various new streams of business, addition of new customers, and estimated synergies which does not qualify as an intangible asset.

Goodwill amounting to 520 crore is not tax deductible. Goodwill pertaining to these business combinations is allocated to all the operating segments as more fully described in Note 2.3.1

The purchase consideration of 1,407 crore includes cash of 1,307 crore and contingent consideration with an estimated fair value of 100 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rates ranging from 12% to 13.5%. The undiscounted value of contingent consideration as of March 31, 2021 was 116 crore.

Additionally, these acquisitions have retention payouts payable to the employees of the acquiree over the next two to three years, subject to their continuous employment with the group along with achievement of financial targets for the respective years. Retention bonus is recognized in employee benefit expenses in the statement of Profit and Loss over the period of service.

Fair value of trade receivables acquired, is 108 crore as of acquisition date and as of March 31, 2021 the amounts are substantially collected.

The transaction costs of 11 crore related to the acquisition have been included in the Consolidated Statement of Profit and Loss for the year ended March 31, 2021.

HIPUS Co., Ltd (formerly, Hitachi Procurement Service Co. Ltd)

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% voting interests in HIPUS Co., Ltd (HIPUS) a wholly owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately 206 crore). The Group recorded a financial liability for the estimated present value of its gross obligation to purchase the Non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity

HIPUS handles indirect materials purchasing functions for the Hitachi Group. The entity provides end-to-end procurement capabilities, through its procurement function expertise, localized team and BPM networks in Japan. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an amortizable intangible asset.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the dates of acquisition as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(1)	41	–	41
Intangible assets - Customer contracts and relationships	–	116	116
Deferred tax liabilities on intangible assets	–	(36)	(36)
Total	41	80	121
Goodwill			108
Less: Non-controlling Interest			(23)
Total purchase price			206

(1)	Includes cash and cash equivalents acquired of 179 crore.

Goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 1,400 crore and the amount has been fully collected. Trade payables as on the acquisition date amounted to 1,508 crore.

The transaction costs of 8 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and Loss for the year ended March 31, 2019.

Stater N.V.

On May 23, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 75% voting interests in Stater N.V. (Stater), a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherland, for a total cash consideration of Euro 154 million (approximately 1,195 crore). The Company has recorded a financial liability for the estimated present value of its gross obligation to purchase the non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity.Stater brings European mortgage expertise and a robust digital platform to drive superior customer experience. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an amortizable intangible asset.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the dates of acquisition as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(1)	541	–	541
Intangible assets - Customer contracts and relationships	–	549	549
Intangible assets - Technology	–	110	110
Intangible assets - Brand	–	24	24
Deferred tax liabilities on intangible assets	–	(140)	(140)
Total	541	543	1,084
Goodwill			399
Less: Non controlling interest			(288)
Total purchase price			1,195

(1)	Includes cash and cash equivalents acquired of 505 crore.

Goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 78 crore and the amount has been fully collected..

The transaction costs of 5 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and Loss for the year ended March 31, 2020.

Outbox systems Inc. dba Simplus

On March 13, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% voting interests in Outbox systems Inc. dba Simplus, a US based sales force advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to $250 million (approximately 1,892 crore), comprising of cash consideration of $180 million (approximately 1,362 crore) and contingent consideration of up to $20 million (approximately 151 crore), Simplus brings to Infosys globally recognized Salesforce expertise, industry knowledge, solution assets, deep ecosystem relationships and a broad clientele, across a variety of industries. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. Goodwill includes the value expected from addition of new customers and estimated synergies which does not qualify as an intangible asset.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the dates of acquisition as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(1)	22	–	22
Intangible assets - Customer contracts and relationships	–	152	152
Intangible assets - Vendor Relationships	–	325	325
Intangible assets - Brand	–	111	111
Deferred tax liabilities on intangible assets	–	(152)	(152)
Total	22	436	458
Goodwill			983
Total purchase price			1,441

(1)	Includes cash and cash equivalents acquired of 7 crore.

Goodwill is not tax deductible.

The fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	1,357
Fair value of contingent consideration	84
Total purchase price	1,441

The gross amount of trade receivables acquired and its fair value is approximately 73 crore and the amount has been fully collected..

Additionally, this acquisition has retention payouts payable to the employees of the acquiree over the next three years, subject to their continuous employment with the group along with achievement of financial targets for the respective years. Retention bonus is recognized in employee benefit expenses in the statement of Profit and Loss over the period of service.

The transaction costs of 6 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and Loss for the year ended March 31, 2020.

Business transfer- Kallidus Inc. and Skava Systems Private Limited

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as “Skava”), to transfer the business of Skava to Infosys Limited for a consideration based on an independent valuation. On August 15, 2020 the company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of 171 crore and 66 crore respectively on securing the requisite regulatory approvals. The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the Consolidated financial statements.

On March 9, 2021, Kallidus Inc was liquidated. Further, on March 29, 2021, the shareholders of Skava have approved to voluntarily liquidate the affairs of the Company. Accordingly, Skava will complete the process of voluntary liquidation pursuant to Section 59 of the Insolvency and Bankruptcy Code of 2016 and applicable provisions of the Companies Act, 2013.

 2.2 PROPERTY, PLANT AND EQUIPMENT

 Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)(2)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

(2)	Includes Solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Consolidated Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2021 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2020	1,318	10,016	3,185	1,265	6,676	2,073	1,063	45	25,641
Additions	82	511	117	118	1,159	91	152	1	2,231
Additions - Business Combination (Refer to Note 2.1)	–	–	1	2	4	2	1	–	10
Deletions	(1)	–	(10)	(16)	(211)	(19)	(33)	(2)	(292)
Translation difference	–	38	3	2	11	2	5	–	61
Gross carrying value as at March 31, 2021	1,399	10,565	3,296	1,371	7,639	2,149	1,188	44	27,651
Accumulated depreciation as at April 1, 2020	–	(3,284)	(2,145)	(934)	(4,885)	(1,380)	(550)	(28)	(13,206)
Depreciation	–	(386)	(290)	(123)	(954)	(222)	(185)	(6)	(2,166)
Accumulated depreciation on deletions	–	–	10	15	199	18	33	2	277
Translation difference	–	(5)	–	(1)	4	4	2	–	4
Accumulated depreciation as at March 31, 2021	–	(3,675)	(2,425)	(1,043)	(5,636)	(1,580)	(700)	(32)	(15,091)
Carrying value as at April 1, 2020	1,318	6,732	1,040	331	1,791	693	513	17	12,435
Carrying value as at March 31, 2021	1,399	6,890	871	328	2,003	569	488	12	12,560

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2020 are as follows:

(In crore)

Particulars	Land - Freehold	Land - Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2019	1,307	605	8,926	2,709	1,101	5,846	1,620	739	38	22,891
Additions	11	–	1,056	475	169	930	465	324	7	3,437
Additions - Business Combination (Refer to Note 2.1)	–	–	–	–	1	62	9	6	–	78
Deletions	–	–	–	(3)	(8)	(179)	(24)	(18)	(1)	(233)
Reclassified on account of adoption of Ind AS 116 (Refer to Note 2.19)	–	(605)	–	–	–	–	–	–	–	(605)
Translation difference	–	–	34	4	2	17	3	12	1	73
Gross carrying value as at March 31, 2020	1,318	–	10,016	3,185	1,265	6,676	2,073	1,063	45	25,641
Accumulated depreciation as at April 1, 2019	–	(33)	(2,927)	(1,841)	(813)	(4,192)	(1,170)	(414)	(22)	(11,412)
Depreciation	–	–	(353)	(306)	(128)	(862)	(233)	(146)	(7)	(2,035)
Accumulated depreciation on deletions	–	–	–	3	8	179	23	18	1	232
Reclassified on account of adoption of Ind AS 116 (Refer to Note 2.19)	–	33	–	–	–	–	–	–	–	33
Translation difference	–	–	(4)	(1)	(1)	(10)	–	(8)	–	(24)
Accumulated depreciation as at March 31, 2020	–	–	(3,284)	(2,145)	(934)	(4,885)	(1,380)	(550)	(28)	(13,206)
Carrying value as at April 1, 2019	1,307	572	5,999	868	288	1,654	450	325	16	11,479
Carrying value as at March 31, 2020	1,318	–	6,732	1,040	331	1,791	693	513	17	12,435

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortisation expense in the Consolidated Statement of Profit and Loss.

2.3 GOODWILL AND OTHER INTANGIBLE ASSETS

2.3.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in the Consolidated Statement of Profit and Loss and is not reversed in the subsequent period.

A summary of the changes in the carrying amount of goodwill is as follows:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Carrying value at the beginning	5,286	3,540
Goodwill on Hipus acquisition (Refer to Note 2.1)	–	108
Goodwill on Stater acquisition (Refer to Note 2.1)	–	399
Goodwill on Simplus acquisition (Refer to Note 2.1)	–	983
Goodwill on acquisitions (Refer to Note 2.1)	758	–
Translation differences	35	256
Carrying value at the end	6,079	5,286

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The allocation of goodwill to operating segments as at March 31, 2021 and March 31, 2020 is as follows:

 (In crore)

Segment	As at
	March 31, 2021	March 31, 2020
Financial services	1,359	1,262
Retail	797	500
Communication	605	472
Energy, Utilities, Resources and Services	1,046	886
Manufacturing	487	378
	4,294	3,498
Operating segments without significant goodwill	925	766
Total	5,219	4,264

The goodwill pertaining to Panaya is tested for impairment at the entity level as at March 31, 2021 and amounts to 860 crore.

The goodwill pertaining to Panaya, Kallidus and Skava are tested for impairment at the respective entity level, amounting to 1,022 crore as at March 31, 2020.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows. The key assumptions used for the calculations are as follows:

(in %)

As at
	March 31, 2021	March 31, 2020
Long term growth rate	8-10	7-10
Operating margins	19-21	17-20
Discount rate	11.7	11.9

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2021, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions consequent to the change in estimated future economic conditions on account of possible effects relating to Covid-19 is unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

2.3.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances). Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.4

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2021 are as follows :

 (In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at April 1, 2020	1,878	697	1	241	411	3,228
Additions	–	101	–	–	–	101
Acquisition through business combination (Refer to Note 2.1)	179	33	–	57	266	535
Deletions	–	–	–	–	–	–
Translation difference	7	(7)	–	(5)	(11)	(16)
Gross carrying value as at March 31, 2021	2,064	824	1	293	666	3,848
Accumulated amortization as at April 1, 2020	(755)	(450)	(1)	(66)	(56)	(1,328)
Amortization expense	(272)	(53)	–	(34)	(107)	(466)
Deletions	–	–	–	–	–	–
Translation differences	6	11	–	1	–	18
Accumulated amortization as at March 31, 2021	(1,021)	(492)	(1)	(99)	(163)	(1,776)
Carrying value as at April 1, 2020	1,123	247	–	175	355	1,900
Carrying value as at March 31, 2021	1,043	332	–	194	503	2,072
Estimated Useful Life (in years)	1-15	3-10	–	3-10	3-7
Estimated Remaining Useful Life (in years)	1-13	1-8	–	1-9	1-7

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2020:

(In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at April 1, 2019	937	441	1	73	99	83	1,634
Additions	–	86	–	–	–	–	86
Acquisition through business combination (Refer to Note 2.1)	817	110	–	–	135	325	1,387
Reclassified on account of adoption of IndAS 116	–	–	–	(73)	–	–	(73)
Translation difference	124	60	–	–	7	3	194
Gross carrying value as at March 31, 2020	1,878	697	1	–	241	411	3,228
Accumulated amortization as at April 1, 2019	(557)	(302)	(1)	(11)	(44)	(28)	(943)
Amortization expense	(146)	(105)	–	–	(17)	(27)	(295)
Reclassified on account of adoption of IndAS 116 (Refer to Note 2.19)	–	–	–	11	–	–	11
Translation differences	(52)	(43)	–	–	(5)	(1)	(101)
Accumulated amortization as at March 31, 2020	(755)	(450)	(1)	–	(66)	(56)	(1,328)
Carrying value as at April 1, 2019	380	139	–	62	55	55	691
Carrying value as at March 31, 2020	1,123	247	–	–	175	355	1,900
Estimated Useful Life (in years)	1-15	3-10	–	–	5-10	3-5
Estimated Remaining Useful Life (in years)	0-14	0-9	–	–	1-10	1-5

* Majorly includes intangibles related to vendor relationships

The amortization expense has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Research and Development Expenditure

Research and development expense recognized in the Consolidated Statement of Profit and Loss for the year ended March 31, 2021 and March 31, 2020 was 945 crore and 829 crore respectively.

2.4 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Non-current
Unquoted
Investments carried at fair value through other comprehensive income (Refer to Note 2.4.1)
Preference securities	165	101
Equity instruments	2	1
	167	102
Investments carried at fair value through profit and loss (Refer to Note 2.4.1)
Preference securities	11	9
Compulsorily convertible debentures	7	–
Others (1)	74	54
	92	63
Quoted
Investments carried at amortized cost (Refer to Note 2.4.2)
Tax free bonds	2,131	1,825
Government bonds	21	21
	2,152	1,846
Investments carried at fair value through other comprehensive income (Refer to Note 2.4.4)
Non convertible debentures	3,985	1,462
Government securities	5,467	664
	9,452	2,126
Total non-current investments	11,863	4,137
Current
Unquoted
Investments carried at fair value through profit or loss (Refer to Note 2.4.3)
Liquid mutual fund units	1,500	2,104
	1,500	2,104
Investments carried at fair value through other comprehensive income (Refer to Note 2.4.4)
Certificates of deposit	–	1,126
	–	1,126
Quoted
Investments carried at fair value through profit and loss (Refer to Note 2.4.3)
Fixed maturity plan securities	–	489
	–	489
Investments carried at fair value through other comprehensive income (Refer to Note 2.4.4)
Non convertible debentures	842	936
	842	936
Total current investments	2,342	4,655
Total investments	14,205	8,792
Aggregate amount of quoted investments	12,446	5,397
Market value of quoted investments (including interest accrued), current	843	1,425
Market value of quoted investments (including interest accrued), non current	11,997	4,268
Aggregate amount of unquoted investments	1,759	3,395
Investments carried at amortized cost	2,152	1,846
Investments carried at fair value through other comprehensive income	10,461	4,290
Investments carried at fair value through profit or loss	1,592	2,656

(1)	Uncalled capital commitments outstanding as at March 31, 2021 and March 31, 2020 was 42 crore and 61 crore, respectively.

Refer to Note 2.10 for Accounting policies on Financial Instruments.

Details of amounts recorded in Other comprehensive income:

(In crore)

	Year ended March 31, 2021			Year ended March 31, 2020
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	(5)	1	(4)	27	(3)	24
Certificates of deposit	(3)	1	(2)	(4)	2	(2)
Government securities	(114)	18	(96)	–	–	–
Equity and preference securities	136	(17)	119	(27)	(6)	(33)

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2021	March 31, 2020
Liquid mutual fund units	Quoted price	1,500	2,104
Fixed maturity plan securities	Market observable inputs	–	489
Tax free bonds and government bonds	Quoted price and market observable inputs	2,536	2,144
Non-convertible debentures	Quoted price and market observable inputs	4,827	2,398
Government securities	Quoted price	5,467	664
Certificate of deposits	Market observable inputs	–	1,126
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	167	102
Unquoted equity and preference securities - carried at fair value through profit and loss	Discounted cash flows method, Market multiples method, Option pricing model	11	9
Unquoted compulsorily convertible debentures - carried at fair value through profit and loss	Discounted cash flows method	7	–
Others	Discounted cash flows method, Market multiples method, Option pricing model	74	54
Total		14,589	9,090

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.4.1 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2021 and March 31, 2020 are as follows:

(In crore, except otherwise stated)

Particulars	As at
	March 31, 2021	March 31, 2020
Preference securities
Airviz, Inc.	–	–
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop, Inc.	94	40
11,05,934 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
Nivetti Systems Private Limited	20	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1/- each
Trifacta Inc.	40	42
11,80,358 (11,80,358) Series C-1 Preferred Stock
19,59,823 (19,59,823) Series E Preferred Stock
Tidalscale, Inc.	11	9
36,74,269 (36,74,269) Series B Preferred Stock
Ideaforge Technology Private Limited	11	9
5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of 10/- each, fully paid up
Total investment in preference securities	176	110
Equity Instruments
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at 8,052/- each, fully paid up, par value 10/- each
Global Innovation and Technology Alliance	2	1
15,000 (15,000) equity shares at 1,000/- each, fully paid up, par value 1,000/- each
Ideaforge Technology Private Limited	–	–
100 (100) equity shares at 10/-, fully paid up
Total investment in equity instruments	2	1
Compulsorily convertible debentures
Ideaforge Technology Private Limited	7	–
3,886 (Nil) compulsorily convertible debentures, fully paid up, par value 19,300/- each
Total investment in debentures	7	–
Others
Stellaris Venture Partners India	42	30
The House Fund II, L.P.	32	24
Total investment in others	74	54
Total	259	165

2.4.2 Details of investments in tax free bonds and government bonds

The balances held in tax free bonds as at March 31, 2021 and March 31, 2020 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2021			As at March 31, 2020
	Face Value	Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000	470	49	470	49
7.16% Power Finance Corporation Limited Bonds 17JUL2025	10,00,000	1,000	104	1,000	105
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000	2,000,000	200	2,000,000	201
7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030	1,000	422,800	42	422,800	42
7.28% National Highways Authority of India Limited Bonds 18SEP2030	10,00,000	3,300	341	3,300	341
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000	2,100,000	210	2,100,000	210
7.35% National Highways Authority of India Limited Bonds 11JAN2031	1,000	571,396	57	571,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000	200,000	20	200,000	20
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000	500,000	52	500,000	52
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000	1,000	100	1,000	100
8.30% National Highways Authority of India Limited Bonds 25JAN2027	1,000	500,000	52	500,000	53
8.35% National Highways Authority of India Limited Bonds 22NOV2023	10,00,000	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000	2,400	289	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000	500,000	50	500,000	50
8.76% National Housing Bank 13JAN2034	5,000	92,000	65	–	–
Total investments in tax-free bonds		6,899,366	2,131	6,805,416	1,825

The balances held in government bonds as at March 31, 2021 and March 31, 2020 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2021			As at March 31, 2020
	Face Value PHP	Units	Amount	Units	Amount
Treasury Notes Philippines Govt. 04DEC2022	10,000	9,000	13	9,000	13
Treasury Notes Philippines Govt. 08MAR2023	10,000	5,500	8	5,500	8
Total investments in government bonds		14,500	21	14,500	21

2.4.3 Details of investments in liquid mutual fund units and fixed maturity plans

The balances held in liquid mutual fund units as at March 31, 2021 and March 31, 2020 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2021		As at March 31, 2020
	Units	Amount	Units	Amount
ABSL Overnight Regular - Growth	682,683	75	–	–
Aditya Birla Sun Life Cash Manager - Growth	–	–	168,237	8
Aditya Birla Sun life Corporate Bond Fund - Growth - Direct Plan	–	–	26,697,315	211
Aditya Birla Sun Life Liquid Fund - Growth - Direct Plan	–	–	1,690,522	54
Aditya Birla Sun Life Overnight Fund - Growth - Direct	90,290	10	–	-
Aditya Birla Sun Life Overnight Fund - Growth - Direct Plan	1,169,149	130	–	–
Axis Liquid Fund - Growth Option - Direct Plan	899,316	206	–	–
Axis Treasury Advantage Fund - Growth	–	–	865,146	201
Blackrock Liquidity Mutual Fund	3,965,897	29	–	–
HDFC Liquid Fund - Direct Plan - Growth Option	–	–	555,555	217
HDFC Overnight Fund Direct Plan - Growth Option	376,122	115	1,010,508	300
ICICI Prudential Liquid Fund - Direct Plan - Growth	–	–	7,930,594	233
ICICI Prudential Overnight Fund - Direct Plan - Growth	14,075,822	156	–	–
IDFC Banking and PSU Fund - Direct Plan - Growth Option	–	–	88,849,927	160
IDFC Cash Fund - Growth - Direct Plan	402,284	100	–	–
IDFC Corporate Bond - Fund Direct Plan	–	–	11,902,495	17
Kotak Liquid Fund - Direct Plan - Growth Option	628,350	262	747,509	300
Nippon India Liquid Fund - Direct Plan Growth Plan - Growth Option	198,715	100	–	–
SBI Overnight Fund - Direct Plan - Growth	484,107	162	922,151	300
SBI Premier Liquid Fund - Direct Plan - Growth	–	–	331,803	103
UTI Overnight Fund - Direct Growth	551,036	155	–	–
Total investments in liquid mutual fund units	23,523,771	1,500	141,671,762	2,104

The balances held in fixed maturity plans as at March 31, 2021 and March 31, 2020 are as follows:

(In crore, except as otherwise stated)

Particulars	As at March 31, 2021		As at March 31, 2020
	Units	Amount	Units	Amount
Aditya Birla Sun Life Fixed Term Plan- Series OD 1145 Days - GR Direct	–	–	60,000,000	74
Aditya Birla Sun Life Fixed Term Plan- Series OE 1153 Days - GR Direct	–	–	25,000,000	31
HDFC FMP 1155D Feb 2017 - Direct Growth - Series 37	–	–	38,000,000	47
HDFC FMP 1169D Feb 2017 - Direct- Quarterly Dividend - Series 37	–	–	45,000,000	45
ICICI FMP Series 80-1194 D Plan F Div	–	–	55,000,000	68
ICICI Prudential Fixed Maturity Plan Series 80-1187 Days Plan G Direct Plan	–	–	42,000,000	52
ICICI Prudential Fixed Maturity Plan Series 80-1253 Days Plan J Direct Plan	–	–	30,000,000	37
IDFC Fixed Term Plan Series 129 Direct Plan - Growth 1147 Days	–	–	10,000,000	12
IDFC Fixed Term Plan Series 131 Direct Plan - Growth 1139 Days	–	–	15,000,000	19
Kotak FMP Series 199 Direct - Growth	–	–	35,000,000	44
Nippon India Fixed Horizon Fund-XXXII Series 8 - Dividend Plan	–	–	50,000,000	60
Total investments in fixed maturity plan securities	–	–	405,000,000	489

2.4.4 Details of investments in non convertible debentures, government securities, certificates of deposit and commercial paper

The balances held in non convertible debenture units as at March 31, 2021 and March 31, 2020 are as follows:

 (In crore, except as otherwise stated)

Particulars		As at March 31, 2021		As at March 31, 2020
	Face Value	Units	Amount	Units	Amount
5.35% LIC Housing Finance Ltd 20MAR2023	10,00,000	1,000	100	–	–
5.53% LIC Housing Finance Ltd 20DEC2024	10,00,000	4,750	475	–	–
5.40% Housing Development Finance Corporation Ltd 11AUG2023	10,00,000	4,500	468	–	–
5.78% Housing Development Finance Corporation Ltd 25NOV2025	10,00,000	7,750	776	–	–
6.40% LIC Housing Finance Ltd 24JAN2025	10,00,000	4,000	402	–	–
6.43% Housing Development Finance Corporation Ltd 29SEP2025	10,00,000	5,250	545	–	–
6.95% Housing Development Finance Corporation 27APR2023	10,00,000	1,250	137	–	–
6.99% Housing Development Finance Corporation Ltd 13FEB2023	10,00,000	750	78	–	–
7.03% LIC Housing Finance Ltd 28DEC2021	10,00,000	2,500	262	2,500	254
7.20% Housing Development Finance Corporation Ltd 13APR2023	10,00,000	500	55	–	–
7.24% LIC Housing Finance Ltd 23AUG2021	10,00,000	2,500	264	2,500	259
7.33% LIC Housing Finance Ltd 12FEB2025	10,00,000	3,000	315	–	–
7.35% Housing Development Finance Corporation Ltd 10FEB2025	10,00,000	850	88	–	–
7.40% LIC Housing Finance Ltd 06SEP2024	10,00,000	1,500	163	–	–
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000	–	–	500	52
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000	–	–	3,000	312
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000	1,250	132	1,250	131
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000	–	–	500	53
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000	–	–	2,000	215
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000	500	54	500	54
8.49% Housing Development Finance Corporation Ltd 27APR2020	5,00,000	–	–	900	49
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000	–	–	100	106
8.50% LIC Housing Finance Ltd 20JUN2022	10,00,000	2,950	327	2,950	323
8.58% Housing Development Finance Corporation Ltd 22MAR2022	10,00,000	1,250	130	1,250	129
8.60% LIC Housing Finance Ltd 22JUL2020	10,00,000	–	–	1,000	107
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000	–	–	1,750	187
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000	–	–	1,000	101
8.80% LIC Housing Finance Ltd 24DEC2020	10,00,000	–	–	650	66
9.05% Housing Development Finance Corporation 20NOV2023	10,00,000	500	56	–	–
Total investments in non-convertible debentures		46,550	4,827	22,350	2,398

The balances held in government securities as at March 31, 2021 and March 31, 2020 are as follows:

(In crore, except as otherwise stated)

Particulars		As at March 31, 2021		As at March 31, 2020
	Face Value	Units	Amount	Units	Amount
5.79% Government of India 11MAY2030	10,000	410,000	402	–	–
5.85% Government of India 01DEC2030	10,000	5,000	5	–	–
6.45% Government of India 07OCT2029	10,000	1,700,000	1,760	–	–
7.17% Government of India 8JAN2028	10,000	–	–	125,000	132
7.26% Government of India 14JAN2029	10,000	1,350,000	1,439	500,000	532
7.57% Government of India 17JUN2033	10,000	950,000	1,039	–	–
7.88% Government of India 19MAR2030	10,000	250,000	273	–	–
8.08% Government of India 02AUG2022	10,000	200,000	213	–	–
8.24% Government of India 15FEB2027	10,000	200,000	222	–	–
8.32% Government of India 02AUG2032	10,000	100,000	114	–	-
Total investments in government securities		5,165,000	5,467	625,000	664

The balances held in certificates of deposit as at March 31, 2021 and March 31, 2020 are as follows:

(In crore, except as otherwise stated)

Particulars		As at March 31, 2021		As at March 31, 2020
	Face Value	Units	Amount	Units	Amount
Axis Bank	1,00,000	–	–	25,000	240
Bank of Baroda	1,00,000	–	–	65,000	638
Oriental Bank of Commerce	1,00,000	–	–	25,000	248
Total investments in certificates of deposit		–	–	115,000	1,126

2.5 LOANS

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Non Current
Unsecured, considered good
Other loans
Loans to employees	32	21
	32	21
Unsecured, considered doubtful
Other loans
Loans to employees	28	30
	60	51
Less: Allowance for doubtful loans to employees	28	30
Total non-current loans	32	21
Current
Unsecured, considered good
Other loans
Loans to employees	159	239
Total current loans	159	239
Total loans	191	260

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Non Current
Security deposits (1)	49	50
Unbilled revenues (1)#	399	-
Rental deposits (1)	217	221
Net investment in sublease of right of use asset (Refer to Note 2.19)(1)	350	398
Restricted deposits(1)*	42	55
Others (1)	84	13
Total non-current other financial assets	1,141	737
Current
Security deposits (1)	6	8
Rental deposits (1)	30	27
Restricted deposits (1)*	2,016	1,795
Unbilled revenues (1)#	3,173	2,796
Interest accrued but not due (1)	620	474
Foreign currency forward and options contracts (2) (3)	188	62
Net investment in sublease of right of use asset (Refer to Note 2.19)(1)	38	35
Others (1)	339	260
Total current other financial assets	6,410	5,457
Total other financial assets	7,551	6,194
(1) Financial assets carried at amortized cost	7,363	6,132
(2) Financial assets carried at fair value through other comprehensive income	25	9
(3) Financial assets carried at fair value through profit or loss	163	53

*	Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.# Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Current
Unsecured
Considered good	19,294	18,487
Considered doubtful	619	557
	19,913	19,044
Less: Allowance for credit loss	619	557
Total trade receivables(1)	19,294	18,487
(1) Includes dues from companies where directors are interested	–	–

2.8 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Balances with banks
In current and deposit accounts	20,069	12,288
Cash on hand	–	–
Others
Deposits with financial institutions	4,645	6,361
Total cash and cash equivalents	24,714	18,649
Balances with banks in unpaid dividend accounts	33	30
Deposit with more than 12 months maturity	13,659	6,895
Balances with banks held as margin money deposits against guarantees	71	71

Cash and cash equivalents as at March 31, 2021 and March 31, 2020 include restricted cash and bank balances of 504 crore and 396 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Non Current
Capital advances	141	310
Advances other than capital advances
Others
Withholding taxes and others	705	777
Unbilled revenues #	195	–
Defined benefit plan assets (Refer to Note 2.20.1)	19	151
Prepaid expenses	78	87
Deferred Contract Cost	143	101
Total Non-Current other assets	1,281	1,426
Current
Advances other than capital advances
Payment to vendors for supply of goods	141	145
Others
Unbilled revenues #	4,354	4,325
Withholding taxes and others	2,091	1,583
Prepaid expenses	1,160	968
Deferred Contract Cost	65	33
Other receivables	3	28
Total Current other assets	7,814	7,082
Total other assets	9,095	8,508

#	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

2.10 FINANCIAL INSTRUMENTS

Accounting policy

2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of those instruments.

2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2021 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.8)	24,714	–	–	–	–	24,714	24,714
Investments (Refer to Note 2.4)
Equity and preference securities	–	–	11	167	–	178	178
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax-free bonds and government bonds	2,152	–	–	–	–	2,152	2,536(1)
Liquid mutual fund units	–	–	1,500	–	–	1,500	1,500
Non convertible debentures	–	–	–	–	4,827	4,827	4,827
Government securities	–	–	–	–	5,467	5,467	5,467
Other investments	–	–	74	–	–	74	74
Trade receivables (Refer to Note 2.7)	19,294	–	–	–	–	19,294	19,294
Loans (Refer to Note 2.5)	191	–	–	–	–	191	191
Other financials assets (Refer to Note 2.6)(3)	7,363	–	163	–	25	7,551	7,459(2)
Total	53,714	–	1,755	167	10,319	65,955	66,247
Liabilities:
Trade payables	2,645	–	–	–	–	2,645	2,645
Lease liabilities (Refer to Note 2.19)	5,325	–	–	–	–	5,325	5,325
Financial Liability under option arrangements	–	–	693	–	–	693	693
Other financial liabilities (Refer to Note 2.12)	9,877	–	217	–	–	10,094	10,094
Total	17,847	–	910	–	–	18,757	18,757

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 92 crore

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2020 were as follows:

  (In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.8)	18,649	–	–	–	–	18,649	18,649
Investments (Refer to Note 2.4)
Equity and preference securities	–	–	9	102	–	111	111
Tax-free bonds and government bonds	1,846	–	–	–	–	1,846	2,144(1)
Liquid mutual fund units	–	–	2,104	–	–	2,104	2,104
Non convertible debentures	–	–	–	–	2,398	2,398	2,398
Government securities	–	–	–	–	664	664	664
Certificates of deposit	–	–	–	–	1,126	1,126	1,126
Other investments	–	–	54	–	–	54	54
Fixed maturity plan securities	–	–	489	–	–	489	489
Trade receivables (Refer to Note 2.7)	18,487	–	–	–	–	18,487	18,487
Loans (Refer to Note 2.5)	260	–	–	–	–	260	260
Other financials assets (Refer to Note 2.6)(3)	6,132	–	53	–	9	6,194	6,112(2)
Total	45,374	–	2,709	102	4,197	52,382	52,598
Liabilities:
Trade payables	2,852	–	–	–	–	2,852	2,852
Lease liabilities (Refer to Note 2.19)	4,633	–	–	–	–	4,633	4,633
Financial Liability under option arrangements	–	–	621	–	–	621	621
Other financial liabilities (Refer to Note 2.12)	7,966	–	811	–	20	8,797	8,797
Total	15,451	–	1,432	–	20	16,903	16,903

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 82 crore

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2021 is as follows :

(In crore)

Particulars	As at March 31, 2021	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer to Note 2.4)	1,500	1,500	–	–
Investments in tax-free bonds (Refer to Note 2.4)	2,513	1,352	1,161	–
Investments in government bonds (Refer to Note 2.4)	23	23	–	–
Investments in non convertible debentures (Refer to Note 2.4)	4,827	4,532	295	–
Investments in certificates of deposit (Refer to Note 2.4)	–	–	–	–
Investment in Government securities (Refer to Note 2.4)	5,467	5,467	–	–
Investments in equity instruments (Refer to Note 2.4)	2	–	–	2
Investments in preference securities (Refer to Note 2.4)	176	–	–	176
Investments in compulsorily convertible debentures (Refer to Note 2.4)	7	–	–	7
Other investments (Refer to Note 2.4)	74	–	–	74
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to Note 2.6)	188	–	188	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to Note 2.12)	56	–	56	–
Financial liability under option arrangements	693	–	–	693
Liability towards contingent consideration (Refer to Note 2.12)(1)	161	–	–	161

(1)	Discount rate pertaining to contingent consideration ranges from 8% to 14.5% .

During the year ended March 31, 2021, tax free bonds and non-convertible debentures of 107 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, tax free bonds and non-convertible debentures of 1177 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2020 was as follows:

(In crore)

Particulars	As at March 31, 2020	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer to Note 2.4)	2,104	2,104	–	–
Investments in tax free bonds (Refer to Note 2.4)	2,122	1,960	162	–
Investments in government bonds (Refer to Note 2.4)	22	22	–	–
Investments in non convertible debentures (Refer to Note 2.4)	2,398	2,032	366	–
Investments in certificates of deposit (Refer to Note 2.4)	1,126	–	1,126	–
Investment in Government securities (Refer to Note 2.4)	664	664	–	–
Investments in fixed maturity plan securities (Refer to Note 2.4)	489	–	489	–
Investments in equity instruments (Refer to Note 2.4)	1	–	–	1
Investments in preference securities (Refer to Note 2.4)	110	–	–	110
Other investments (Refer to Note 2.4)	54	–	–	54
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to Note 2.6)	62	–	62	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to Note 2.12)	491	–	491	–
Financial liability under option arrangements	621	–	–	621
Liability towards contingent consideration (Refer to Note 2.12)(1)	340	–	–	340

(1)	Discount rate pertaining to contingent consideration ranges from 8% to 14% .

During the year ended March 31, 2020, tax free bonds and non-convertible debentures of 662 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and 50 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in the fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non convertible debentures.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The Group is also exposed to foreign exchange risk arising on intercompany transaction in foreign currencies. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2021:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	15,647	3,407	1,324	1,216	1,696	23,290
Net financial liabilities	(6,997)	(2,570)	(622)	(802)	(1,368)	(12,359)
Total	8,650	837	702	414	328	10,931

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2020:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	14,900	2,858	1,388	825	1,707	21,678
Net financial liabilities	(6,087)	(1,747)	(667)	(331)	(1,013)	(9,846)
Total	8,813	1,111	721	494	694	11,832

Sensitivity analysis between Indian rupee and U.S. Dollar

Particulars	Year ended March 31,
	2021	2020
Impact on the Group's incremental operating margins	0.47%	0.45%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows:

Particulars	As at		As at
	March 31, 2021		March 31, 2020
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Option Contracts
In Australian dollars	92	512	110	507
In Euro	165	1,415	120	993
In United Kingdom Pound Sterling	35	353	21	196
Other derivatives
Forward contracts
In Australian dollars	–	–	2	9
In Brazilian Real	–	–	57	102
In Canadian dollars	33	194	21	117
In Chinese Yuan	105	117	210	226
In Czech Koruna	313	103	–	–
In Euro	171	1,466	191	1,581
In New Zealand dollars	16	82	16	72
In Norwegian Krone	25	21	40	29
In Poland Zloty	–	–	92	165
In Romanian Leu	10	17	20	33
In Singapore dollars	241	1,419	177	954
In Swedish Krona	–	–	50	37
In Swiss Franc	27	213	1	9
In U.S. dollars	1,139	8,325	1,048	7,925
In Philippine Peso	800	121	–	–
In United Kingdom Pound Sterling	28	282	50	469
Option Contracts
In Euro	65	557	–	–
In U.S. dollars	404	2,951	555	4,196
Total forwards and options contracts		18,148		17,620

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Not later than one month	6,159	5,687
Later than one month and not later than three months	8,074	8,727
Later than three months and not later than one year	3,915	3,206
	18,148	17,620

During the year ended March 31, 2021, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges as of March 31, 2021 are expected to occur and will be reclassified to the Consolidated Statement of Profit and Loss within 3 months.

The Group determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Consolidated Statement of Profit and Loss at the time of the hedge relationship rebalancing.If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Consolidated Statement of Profit and Loss at the time of the hedge relationship rebalancing.

The following table provides reconciliation of cash flow hedge reserve for the year ended March 31, 2021 and March 31, 2020:

 (In crore)

Particulars	Year ended March 31,
	2021	2020
Gain/(Loss)
Balance at the beginning of the period	(15)	21
Gain / (Loss) recognised in other comprehensive income during the period	(126)	25
Amount reclassified to profit or loss during the period	160	(73)
Tax impact on above	(9)	12
Balance at the end of the period	10	(15)

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

Particulars	As at		As at
	March 31, 2021		March 31, 2020
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	201	(69)	86	(515)
Amount set off	(13)	13	(24)	24
Net amount presented in Balance Sheet	188	(56)	62	(491)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 19,294 crore and 18,487 crore as at March 31, 2021 and March 31, 2020, respectively and unbilled revenues amounting to 8,121 crore and 7,121 crore as at March 31, 2021 and March 31, 2020, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenues from customers primarily located in the United States of America. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

Particulars	Year ended March 31,
	2021	2020
Revenue from top customer	3.2	3.1
Revenue from top 10 customers	18.1	19.2

Credit risk exposure

The Group’s credit period generally ranges from 30-75 days.

The allowance for lifetime ECL on customer balances for the year ended March 31, 2021 and March 31, 2020 was 184 crore and 161 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

(In crore)

Particulars	Year ended March 31,
	2021	2020
Balance at the beginning	705	627
Impairment loss recognized	184	161
Write-offs	(123)	(100)
Translation differences	(14)	17
Balance at the end	752	705

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

(In crore except otherwise stated)

Particulars	As at
	March 31, 2021	March 31, 2020
Trade receivables	19,294	18,487
Unbilled revenues	8,121	7,121

Days sales outstanding was 71 days and 69 days as of March 31, 2021 and March 31, 2020, respectively.

Credit risk on cash and cash equivalents is limited as the Group generally invest in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest available credit ratings as at the date of approval of these Consolidated financial statements. Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non convertible debentures. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Group will not be able to settle or meet its obligations on time.

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2021, the Group had a working capital of 36,868 crore including cash and cash equivalents of 24,714 crore and current investments of 2,342 crore. As at March 31, 2020, the Group had a working capital of 33,720 crore including cash and cash equivalents of 18,649 crore and current investments of 4,655 crore.

As at March 31, 2021 and March 31, 2020, the outstanding compensated absences were 2,117 crore and 1,870 crore, respectively, which have been substantially funded. Accordingly no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2021:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,645	–	–	–	2,645
Other financial liabilities (excluding liability towards contingent consideration) (Refer to Note 2.12)	9,239	411	197	30	9,877
Financial liability under option arrangements	–	615	78	–	693
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.12)	76	67	38	–	181

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2020:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,852	–	–	–	2,852
Other financial liabilities (excluding liability towards contingent consideration) (Refer to Note 2.12)	7,939	22	5	–	7,966
Financial liability under option arrangements	–	–	621	–	621
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.12)	225	75	67	–	367

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from the securities premium.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value has been classified as securities premium.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Other reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity include currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than the Indian rupees is recognized in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2021	March 31, 2020
Authorized
Equity shares, 5 par value
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5 par value(1)	2,124	2,122
424,51,46,114 (424,07,53,210) equity shares fully paid-up(2)
	2,124	2,122

Note: Forfeited shares amounted to 1,500 (1,500)

(1)	Refer to Note 2.21 for details of basic and diluted shares

(2)	Net of treasury shares 1,55,14,732 (1,82,39,356)

The Company has only one class of shares referred to as equity shares having a par value of 5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

For details of shares reserved for issue under the employee stock option plan of the Company refer to the note below.

In the period of five years immediately preceding March 31, 2021:

Bonus Issue

The Company has allotted 2,18,41,91,490 and 1,14,84,72,332 fully paid-up shares of face value 5/- each during the quarter ended September 30, 2018 and June 30, 2015 respectively pursuant to bonus issue approved by the shareholders through postal ballot. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares wherever appropriate.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Capital allocation policy and buyback

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under Ind AS. Dividend and buyback include applicable taxes.

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting .

Based on the postal ballot which concluded on March 12, 2019 the shareholders approved the buyback of equity shares from the open market route through Indian stock exchanges of upto 8,260 crore at a price not exceeding 800 per share. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019 . During this buyback period the Company had purchased and extinguished a total of 110,519,266 equity shares from the stock exchange at an average buy back price of 747/- per equity share comprising 2.53% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves.In accordance with section 69 of the Companies Act, 2013, as at March 31, 2020 the Company has created ‘Capital Redemption Reserve’ of 55 crore equal to the nominal value of the above shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at March 31, 2021, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. The Finance Act 2020 has repealed the Dividend Distribution Tax (DDT). Companies are now required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is also subject to withholding tax at applicable rates.

Amount of per share dividend recognized as distribution to equity shareholders:

(in )

Particulars	Year ended March 31,
	2021	2020
Final dividend for fiscal 2019	–	10.50
Interim dividend for fiscal 2020	–	8.00
Final dividend for fiscal 2020	9.50	–
Interim dividend for fiscal 2021	12.00	–

During the year ended March 31, 2021, on account of the final dividend for fiscal 2020 and interim dividend for fiscal 2021, the Company has incurred a net cash outflow of 9,120 crore (excluding dividend paid on treasury shares).

The Board of Directors in their meeting on April 14, 2021 recommended a final dividend of 15/- per equity share for the financial year ended March 31, 2021. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 19, 2021 and if approved would result in a net cash outflow of approximately 6,368 crore (excluding dividend paid on treasury shares).

The details of shareholder holding more than 5% shares as at March 31, 2021 and March 31, 2020 are as follows:

Name of the shareholder	As at March 31, 2021		As at March 31, 2020
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	73,24,89,890	17.19	73,93,01,182	17.36
Life Insurance Corporation of India	25,00,63,497	5.87	28,20,08,863	6.62

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2021 and March 31, 2020 are as follows:

(In crore, except as stated otherwise)

Particulars	As at March 31, 2021		As at March 31, 2020
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	424,07,53,210	2,122	433,59,54,462	2,170
Add: Shares issued on exercise of employee stock options	43,92,904	2	26,66,014	1
Less: Shares bought back	–	–	9,78,67,266	49
As at the end of the period	424,51,46,114	2,124	424,07,53,210	2,122

Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to the approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue. The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 1,55,14,732 and 1,82,39,356 shares as at March 31, 2021 and March 31, 2020, respectively under the 2015 plan. Out of these shares 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2021 and March 31, 2020.

The following is the summary of grants during the year ended March 31, 2021 and March 31, 2020:

Particulars	2019 Plan		2015 Plan
	Year ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Equity Settled RSU
KMPs	313,808	356,793	457,151	507,896
Employees other than KMP	1,282,600	1,734,500	2,203,460	3,346,280
	1,596,408	2,091,293	2,660,611	3,854,176
Cash settled RSU
KMPs	–	–	–	180,400
Employees other than KMP	–	–	115,250	475,740
	–	–	115,250	656,140
Total Grants	1,596,408	2,091,293	2,775,861	4,510,316

Notes on grants to KMP:

CEO & MD

Under the 2015 Plan:

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 25,775 RSUs was made effective February 1, 2021 for fiscal 2021. Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of March 31, 2021, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments.

The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value of 13 crore for fiscal 2021 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 192,964 performance based RSU’s were granted effective May 2, 2020.

Under the 2019 Plan:

The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 148,434 performance based RSU’s were granted effective May 2, 2020.

COO and Whole time director

Under the 2019 Plan:

The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 4 crore for fiscal 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 59,374 performance based RSU’s were granted effective May 2, 2020.

Other KMPs

Under the 2015 Plan:

On April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 11,133 RSUs to other KMP under the 2015 Plan. The grants were made effective May 2, 2020. The performance based RSUs will vest over three years based on certain performance targets.

On January 13, 2021, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 13,879 RSUs to other KMPs under the 2015 Plan. The grants were made effective February 1, 2021. These RSUs will vest over four years.

On March 30, 2021, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 213,400 RSUs to other KMPs under the 2015 plan. The grants were made effective March 31, 2021. These RSUs will vest over four years.

Under the 2019 Plan:

On March 30, 2021, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance based grants of 106,000 RSUs to other KMPs under the 2019 plan. The grants were made effective March 31, 2021. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(in crore)

Particulars	Year ended March 31,
	2021	2020
Granted to:
KMP	76	56
Employees other than KMP	257	193
Total (1)	333	249
(1) Cash-settled stock compensation expense included above	80	11

Share based payment arrangements that were modified during the year ended March 31, 2020:

During the year ended March 31, 2020, the company issued stock appreciation rights as replacement for outstanding ADS settled RSU and ESOP awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts' dated October 10, 2019 which prohibited companies to allot ADS to Indian residents and Non resident Indians. The awards were granted after necessary approvals from the NARC. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of 57 crore is recognized as financial liability with a corresponding adjustment to equity.

Share based payment arrangements that were modified during the year ended March 31, 2021:

During the year ended March 31, 2021, the company issued ADS settled RSU and ESOP awards as replacement for outstanding stock appreciation rights awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts - Clarifications' dated December 18, 2020 which allows Non resident Indians to hold depository reciepts. The awards were granted after necessary approvals from the NARC. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of 85 crore is recognized as equity with a corresponding adjustment to financial liability.

The activity in the 2015 and 2019 Plan for equity-settled share based payment transactions during the year ended March 31, 2021 and March 31, 2020 is set out as follows:

Particulars	Year ended March 31, 2021		Year ended March 31, 2020
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	8,780,898	3.96	9,181,198	3.13
Granted	2,660,611	5.00	3,854,176	5.00
Exercised	3,783,462	3.55	2,561,218	2.95
Modification to equity settled awards	871,900	–	–	–
Modification to cash settled awards	–	–	1,061,820	–
Forfeited and expired	482,707	4.13	631,438	3.29
Outstanding at the end	8,047,240	4.52	8,780,898	3.96
Exercisable at the end	152,245	3.37	392,185	2.54
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,100,330	539	1,623,176	516
Granted	–	–	–	–
Exercised	239,272	534	104,796	516
Modification to equity settled options	203,026	–	–	–
Modification to cash settled awards	–	–	351,550	–
Forfeited and expired	14,628	566	66,500	528
Outstanding at the end	1,049,456	535	1,100,330	539
Exercisable at the end	1,002,130	536	780,358	543
2019 Plan: RSU
Outstanding at the beginning	2,091,293	5.00	–	–
Granted	1,596,408	5.00	2,091,293	5.00
Exercised	370,170	5.00	–	–
Forfeited and expired	266,958	5.00	–	–
Outstanding at the end	3,050,573	5.00	2,091,293	5.00
Exercisable at the end	233,050	5.00	–	–

During the year ended March 31, 2021 and March 31, 2020 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,097 and 751 respectively.

During the year ended March 31, 2021 and March 31, 2020 the weighted average share price of options exercised under the 2019 Plan on the date of exercise was 1,166 and Nil respectively.

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2021 is as follows:

	2019 Plan - Options outstanding			2015 Plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	3,050,573	1.48	5.00	8,047,240	1.67	4.52
450 - 600 (ESOP)	–	–	–	1,049,456	1.83	535
	3,050,573	1.48	5.00	9,096,696	1.69	66

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2020 was as follows:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	2,091,293	1.76	5.00	8,780,898	1.59	3.96
450 - 600 (ESOP)	–	–	–	1,100,330	3.48	539
	2,091,293	1.76	5.00	9,881,228	1.80	64

As at March 31, 2021 and March 31, 2020, 271,838 and 1,756,521 cash settled options were outstanding respectively. The carrying value of liability towards cash settled share based payments was 7 crore and 48 crore as at March 31, 2021 and March 31, 2020 respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options. The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2021- Equity Shares-RSU	Fiscal 2021- ADS-RSU	Fiscal 2020- Equity Shares-RSU	Fiscal 2020- ADS-RSU
Weighted average share price () / ($ ADS)	1,253	18.46	728	10.52
Exercise price ()/ ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	30-35	30-36	22-30	22-26
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	4-5	0.1-0.3	6-7	1-3
Weighted average fair value as on grant date () / ($ ADS)	1,124	16.19	607	7.84

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Non-current
Others
Accrued compensation to employees (1)	–	22
Accrued expenses (1)	569	–
Compensated absences	97	38
Financial liability under option arrangements (2)	693	621
Payable for acquisition of business - Contingent consideration(2)	86	121
Other Payables (1)	69	5
Total non-current other financial liabilities	1,514	807
Current
Unpaid dividends (1)	33	30
Others
Accrued compensation to employees (1)	4,019	2,958
Accrued expenses (1)	4,475	3,921
Retention monies (1)	13	72
Payable for acquisition of business - Contingent consideration (2)	75	219
Payable by controlled trusts (1)	199	188
Compensated absences	2,020	1,832
Foreign currency forward and options contracts (2) (3)	56	491
Capital creditors (1)	371	280
Other payables (1)	129	490
Total current other financial liabilities	11,390	10,481
Total other financial liabilities	12,904	11,288
(1) Financial liability carried at amortized cost	9,877	7,966
(2) Financial liability carried at fair value through profit or loss	910	1,432
(3) Financial liability carried at fair value through other comprehensive income	–	20
Contingent consideration on undiscounted basis	181	367

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Non-current
Others
Withholding taxes and others	364	–
Deferred income - government grants	57	43
Accrued defined benefit plan liability	324	213
Deferred income	17	21
Others	1	2
Total non-current other liabilities	763	279
Current
Unearned revenue	4,050	2,990
Client deposit	–	18
Others
Withholding taxes and others	2,170	1,759
Accrued defined benefit plan liability	6	67
Deferred income - government grants	3	2
Others	4	6
Total current other liabilities	6,233	4,842
Total other liabilities	6,996	5,121

2.14 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Current
Others
Post-sales client support and other provisions	713	572
Total provisions	713	572

The movement in the provision for post-sales client support and other provisions is as follows:

(In crore)

Particulars	Year ended
March 31, 2021
Balance at the beginning	572
Provision recognized / (reversed)	308
Provision utilized	(145)
Exchange difference	(22)
Balance at the end	713

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.15 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the Consolidated Statement of Profit and Loss comprises:

(In crore)

Particulars	Year ended March 31,
	2021	2020
Current taxes	6,672	5,775
Deferred taxes	533	(407)
Income tax expense	7,205	5,368

Income tax expense for the year ended March 31, 2021 and March 31, 2020 includes reversal (net of provisions) of 348 crore and 379 crore, respectively. These reversals pertains to prior periods on account of adjudication of certain disputed matters in favor of the Company and upon filing of return across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Year ended March 31,
	2021	2020
Profit before income taxes	26,628	22,007
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	9,305	7,691
Tax effect due to non-taxable income for Indian tax purposes	(2,569)	(2,718)
Overseas taxes	732	728
Tax provision (reversals)	(348)	(379)
Effect of exempt non-operating income	(34)	(41)
Effect of unrecognized deferred tax assets	10	53
Effect of differential tax rates	(129)	(81)
Effect of non-deductible expenses	148	120
Branch profit tax (net of credits)	(27)	(35)
Others	117	30
Income tax expense	7,205	5,368

The applicable Indian corporate statutory tax rate for the year ended March 31, 2021 and March 31, 2020 is 34.94% each.

The foreign tax expense is due to income taxes payable overseas principally in the United States. In India, the Group has benefited from certain tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones (SEZs) Act, 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Deferred income tax for the year ended March 31, 2021 and March 31, 2020 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2021, Infosys' U.S. branch net assets amounted to approximately 5,622 crore. As at March 31, 2021, the Company has a deferred tax liability for BPT of  145 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 9,670 crore and 8,386 crore as at March 31, 2021 and March 31, 2020, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of 3,726 crore and 3,187 crore as at March 31, 2021 and March 31, 2020, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The following table provides details of expiration of unused tax losses as at March 31, 2021:

(In crore)

Year	As at March 31, 2021
2022	68
2023	206
2024	135
2025	112
2026	137
Thereafter	3,068
Total	3,726

The following table provides details of expiration of unused tax losses as at March 31, 2020:

(In crore)

Year	As at March 31, 2020
2021	83
2022	142
2023	209
2024	172
2025	121
Thereafter	2,460
Total	3,187

The following table provides the details of income tax assets and income tax liabilities as at March 31, 2021 and March 31, 2020:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Income tax assets	5,811	5,391
Current income tax liabilities	2,146	1,490
Net current income tax asset / (liability) at the end	3,665	3,901

The gross movement in the current income tax asset/ (liability) for the year ended March 31, 2021 and March 31, 2020 is as follows:

(In crore)

Particulars	Year ended March 31,
	2021	2020
Net current income tax asset / (liability) at the beginning	3,901	5,176
Translation differences	1	(4)
Income tax paid	6,389	4,550
Current income tax expense	(6,672)	(5,775)
Income tax benefit arising on exercise of stock options	45	9
Additions through business combination	(3)	(40)
Tax impact on buyback expenses	–	4
Income tax on other comprehensive income	4	(19)
Net current income tax asset / (liability) at the end	3,665	3,901

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2021 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2020	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2021
Deferred income tax assets/(liabilities)
Property, plant and equipment	244	12	–	–	(1)	255
Lease liabilities	136	30	–	–	–	166
Accrued compensation to employees	52	(10)	–	–	–	42
Trade receivables	197	20	–	–	–	217
Compensated absences	433	62	–	–	2	497
Post sales client support	111	11	–	–	(1)	121
Credits related to branch profits	377	(11)	–	–	(11)	355
Derivative financial instruments	162	(210)	–	(9)	–	(57)
Intangible assets	20	13	–	–	(2)	31
Intangibles arising on business combinations	(426)	78	(23)	–	3	(368)
Branch profit tax	(555)	38	–	–	17	(500)
SEZ reinvestment reserve	(82)	(531)	–	–	–	(613)
Others	107	(35)	2	3	–	77
Total deferred income tax assets/(liabilities)	776	(533)	(21)	(6)	7	223

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2020 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2019	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassification	Impact on account of Ind AS 116 adoption	Translation difference	Carrying value as of March 31, 2020
Deferred income tax assets/(liabilities)
Property, plant and equipment	262	(20)	1	–	–	–	1	244
Lease liabilities	–	76	–	–	52	6	2	136
Accrued compensation to employees	31	23	–	–	–	–	(2)	52
Trade receivables	176	21	–	–	–	–	–	197
Compensated absences	397	35	–	–	–	–	1	433
Post sales client support	104	7	–	–	–	–	–	111
Credits related to branch profits	340	14	–	–	–	–	23	377
Derivative financial instruments	(106)	255	–	12	–	–	1	162
Intangible assets	16	1	–	–	–	–	3	20
Intangibles arising on business combinations	(128)	44	(326)	–	–	–	(16)	(426)
Branch profit tax	(541)	22	–	–	–	–	(36)	(555)
SEZ reinvestment reserve	–	(82)	–	–	–	–	–	(82)
Others	149	11	9	(7)	(52)	–	(3)	107
Total deferred income tax assets/(liabilities)	700	407	(316)	5	–	6	(26)	776

The deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Deferred income tax assets after set off	1,098	1,744
Deferred income tax liabilities after set off	(875)	(968)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

2.16 REVENUE FROM OPERATIONS

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to the contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore, is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered. Such capitalized contract costs are amortized over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Profit and Loss.

Revenue from operation for the year ended March 31, 2021 and March 31, 2020 are as follows:

(In crore)

Particulars	Year ended March 31,
	2021	2020
Revenue from software services	93,387	85,260
Revenue from products and platforms	7,085	5,531
Total revenue from operations	100,472	90,791

The Group has evaluated the impact of COVID – 19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts; (ii) onerous obligations; (iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The Group has concluded that the impact of COVID – 19 is not material based on these estimates. Due to the nature of the pandemic, the Group continues to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the year ended March 31, 2021 and March 31, 2020:

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	19,517	9,722	6,791	6,935	5,126	8,052	4,728	769	61,640
	16,749	9,222	7,332	6,456	5,131	6,537	3,816	564	55,807
Europe	6,415	4,165	2,893	4,481	3,962	164	2,013	210	24,303
	5,983	3,966	1,925	4,207	3,576	191	1,892	176	21,916
India	1,568	61	229	33	53	294	16	645	2,899
	1,311	48	192	12	88	207	39	468	2,365
Rest of the world	5,083	797	2,715	1,090	306	50	113	1,476	11,630
	4,582	799	2,535	1,061	336	37	90	1,263	10,703
Total	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	100,472
	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791
Revenue by offerings
Digital	15,547	7,695	6,478	6,077	4,567	4,160	3,020	1,143	48,687
	11,562	6,165	4,843	4,485	3,481	2,541	1,850	690	35,617
Core	17,036	7,050	6,150	6,462	4,880	4,400	3,850	1,957	51,785
	17,063	7,870	7,141	7,251	5,650	4,431	3,987	1,781	55,174
Total	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	100,472
	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

*	Geographical revenues is based on the domicile of customer

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, and support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle® – core banking solution, Edge Suite of products, Infosys NIA® - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning, Panaya® platform, Skava® platform, Stater digital platform, and Infosys McCamish – insurance platform.

The percentage of revenue from fixed-price contracts for each of the year ended March 31, 2021 and March 31, 2020 is approximately 50%.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore, unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Consolidated Balance Sheet.

During the year ended March 31, 2021 and March 31, 2020, the Company recognized revenue of 2,489 crore and 2,421 crore arising from opening unearned revenue as of April 1, 2020 and April 1, 2019 respectively.

During the year ended March 31, 2021 and March 31, 2020, 3,822 crore and 2,971 crore of unbilled revenue pertaining to other fixed price and fixed time frame contracts as of April 1, 2020 and April 1, 2019, respectively has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material and unit of work based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2021, other than those meeting the exclusion criteria mentioned above, is 69,890 crore. Out of this, the Group expects to recognize revenue of around 50% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2020 is 55,926 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.17 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investment and exchange gain / loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for other subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains / (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed of, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes, includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the year ended March 31, 2021 and March 31, 2020 is as follows:

(In crore)

Particulars	Year ended March 31,
	2021	2020
Interest income on financial assets carried at amortized cost:
Tax free bonds and Government bonds	143	143
Deposit with Bank and others	1,052	1,146
Interest income on financial assets carried at fair value through other comprehensive income:
Non-convertible debentures and certificates of deposit, commercial paper and government securities	409	322
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	11	2
Gain / (loss) on liquid mutual funds and other investments	74	183
Income on investments carried at fair value through other comprehensive income	82	41
Interest income on income tax refund	4	259
Exchange gains / (losses) on foreign currency forward and options contracts	556	(511)
Exchange gains / (losses) on translation of assets and liabilities	(346)	1,023
Miscellaneous income, net	216	195
Total other income	2,201	2,803

 2.18 EXPENSES

(In crore)

Particulars	Year ended March 31,
	2021	2020
Employee benefit expenses
Salaries including bonus	53,616	49,252
Contribution to provident and other funds	1,337	1,107
Share based payments to employees (Refer to Note 2.11)	333	249
Staff welfare	255	279
	55,541	50,887
Cost of software packages and others
For own use	1,221	1,035
Third party items bought for service delivery to clients	3,002	1,668
	4,223	2,703
Other expenses
Repairs and maintenance	1,300	1,480
Power and fuel	143	229
Brand and marketing	355	528
Short-term leases (Refer to Note 2.19)	82	89
Rates and taxes	256	193
Consumables	111	100
Insurance	134	90
Provision for post-sales client support and others	39	–
Commission to non-whole time directors	6	8
Impairment loss recognized / (reversed) under expected credit loss model	190	172
Contributions towards Corporate Social responsibility*	439	385
Others	231	382
	3,286	3,656

*	Includes 37 crore which the Company intends to spend in the future relating to and in addition to the amounts spent in the prior years

2.19 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land, buildings and computers. The Group assesses whether a contract contains a lease at the inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether : (i) the contract involves the use of an identified asset; (ii) the Group has substantially all of the economic benefits from use of the asset through the period of the lease, and (iii) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use (ROU) asset and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The ROU assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

ROU assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. ROU assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of the leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the ROU asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Transition

Effective April 1, 2019, the Group adopted Ind AS 116 “Leases” using the modified retrospective method. On transition, the adoption of the new standard resulted in recognition of 'Right of Use' asset of 2,907 crore, 'Net investment in sublease' of ROU asset of 430 crore and a lease liability of 3,598 crore. The cumulative effect of applying the standard, amounting to 40 crore was debited to retained earnings, net of taxes. The effect of this adoption is insignificant on the profit before tax, profit for the period and earnings per share.

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2021:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2020	626	3,485	15	42	4,168
Additions*	7	1,234	13	140	1,394
Deletions	–	(147)	–	–	(147)
Depreciation	(7)	(591)	(11)	(26)	(635)
Translation difference	4	3	2	5	14
Balance as of March 31, 2021	630	3,984	19	161	4,794

*Net of lease incentives of 94 crore related to lease of buildings

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2020:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2019	–	2,898	9	–	2,907
Reclassified on account of adoption of Ind AS 116	634	–	–	–	634
Additions*	1	1,064	6	49	1,120
Additions through business combination	–	177	10	–	187
Deletions	(3)	(130)	(1)	–	(134)
Depreciation	(6)	(540)	(9)	(8)	(563)
Translation difference	–	16	–	1	17
Balance as of March 31, 2020	626	3,485	15	42	4,168

*Net of lease incentives of 115 crore related to lease of buildings

The following is the break-up of current and non-current lease liabilities:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Current lease liabilities	738	619
Non-current lease liabilities	4,587	4,014
Total	5,325	4,633

The following is the movement in lease liabilities:

(In crore)

Particulars	Year ended March 31,
	2021	2020
Balance at the beginning	4,633	3,598
Additions	1,494	1,241
Additions through business combination (Refer to Note 2.1)	-	224
Deletions	(168)	(145)
Finance cost accrued during the period	176	170
Payment of lease liabilities	(821)	(639)
Translation difference	11	184
Balance at the end	5,325	4,633

The table below provides the details regarding the contractual maturities of lease liabilities on an undiscounted basis:

(In crore)

Particulars	As At
	March 31, 2021	March 31, 2020
Less than one year	867	796
One to five years	3,011	2,599
More than five years	2,239	2,075
Total	6,117	5,470

The Group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was 82 crore and 89 crore for the year ended March 31, 2021 and March 31, 2020, respectively.

The aggregate depreciation on ROU assets has been included under depreciation and amortisation expense in the Consolidated Statement of Profit and Loss.

The following is the movement in the net investment in sublease of ROU assets:

(In crore)

Particulars	Year ended March 31,
	2021	2020
Balance at the beginning	433	430
Additions	3	–
Interest income accrued during the period	14	15
Lease receipts	(49)	(46)
Translation difference	(13)	34
Balance at the end	388	433

The table below provides details regarding the contractual maturities of net investment in sublease of ROU asset on an undiscounted basis:

(In crore)

Particulars	As At
	March 31, 2021	March 31, 2020
Less than one year	51	50
One to five years	218	217
More than five years	179	244
Total	448	511

Leases not yet commenced to which Group is committed is 179 crore for a lease term ranging from 5 years to 10 years.

2.20 EMPLOYEE BENEFITS

Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

2.20.1 Gratuity and Pension

The following tables set out the funded status majorly of the Indian gratuity plans and the amounts recognized in the Group's financial statements as at March 31, 2021 and March 31, 2020:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Change in benefit obligations
Benefit obligations at the beginning	1,402	1,351
Service cost	207	178
Interest expense	84	90
Transfer of obligation	3	-
Remeasurements - Actuarial (gains) / losses	30	(79)
Benefits paid	(98)	(141)
Translation difference	(4)	3
Benefit obligations at the end	1,624	1,402
Change in plan assets
Fair value of plan assets at the beginning	1,522	1,361
Interest income	92	97
Remeasurements- Return on plan assets excluding amounts included in interest income	11	9
Contributions	78	191
Benefits paid	(93)	(136)
Fair value of plan assets at the end	1,610	1,522
Funded status	(14)	120

Amount for the year ended March 31, 2021 and March 31, 2020 recognized in the Consolidated Statement of Profit and Loss under employee benefit expense:

(In crore)

Particulars	Year ended March 31,
	2021	2020
Service cost	207	178
Net interest on the net defined benefit liability / (asset)	(8)	(7)
Net gratuity cost	199	171

Amount for the year ended March 31, 2021 and March 31, 2020 recognized in the Consolidated Statement of Other Comprehensive Income:

(In crore)

Particulars	Year ended March 31,
	2021	2020
Remeasurements of the net defined benefit liability / (asset)
Actuarial (gains) / losses	30	(79)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(11)	(9)
	19	(88)

(In crore)

Particulars	Year ended March 31,
	2021	2020
(Gain) / loss from change in demographic assumptions	–	1
(Gain) / loss from change in financial assumptions	14	(57)
(Gain) / loss from experience adjustment	16	(23)
	30	(79)

The weighted-average assumptions used to determine benefit obligations as at March 31, 2021 and March 31, 2020 are set out below:

Particulars	As at
	March 31, 2021	March 31, 2020
Discount rate (1)	6.1%	6.2%
Weighted average rate of increase in compensation levels (2)	6.0%	6.0%
Weighted average duration of defined benefit obligation (3)	5.9 years	5.9 years

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2021 and March 31, 2020 are set out below:

Particulars	Year ended March 31,
	2021	2020
Discount rate	6.2%	7.1%
Weighted average rate of increase in compensation levels	6.0%	8.0%

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

(2)	The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends and the Management’s estimate of future salary increases.

(3)	Attrition rate considered is the Management’s estimate based on the past long-term trend of employee turnover in the Company.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(In crore)

Impact from percentage point increase / decrease in	As at March 31, 2021
Discount rate	78
Weighted average rate of increase in compensation levels	70

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as at March 31, 2021 and March 31, 2020, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the year ended March 31, 2021 and March 31, 2020 were 103 crore and 106 crore, respectively.

The Group expects to contribute 223 crore to the gratuity trusts during fiscal 2022.

The maturity profile of defined benefit obligation is as follows:

(In crore)

Within 1 year	246
1-2 year	246
2-3 year	255
3-4 year	273
4-5 year	282
5-10 years	1,352

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with local laws. As on March 31, 2021, the defined benefit obligation(DBO) is 814 crore, fair value of plan assets is 690 crore, resulting in recognition of a net DBO of 124 crore.

2.20.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by the Actuarial Society of India.

The following tables set out the funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Company's financial statements as at March 31, 2021 and March 31, 2020:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Change in benefit obligations
Benefit obligations at the beginning	7,366	5,989
Service cost - employer contribution	423	407
Employee contribution	816	857
Interest expense	606	561
Actuarial (gains) / loss	(26)	216
Benefits paid	(898)	(664)
Benefit obligations at the end	8,287	7,366
Change in plan assets
Fair value of plan assets at the beginning	7,117	5,989
Interest income	596	561
Remeasurements- Return on plan assets excluding amounts included in interest income	125	(33)
Contributions	1,200	1,264
Benefits paid	(898)	(664)
Fair value of plan assets at the end	8,140	7,117
Net liability	(147)	(249)

The amount for the year ended March 31, 2021 and March 31, 2020 recognized in the Consolidated Statement of Other Comprehensive Income:

(In crore)

Particulars	Year ended March 31,
	2021	2020
Remeasurements of the net defined benefit liability / (asset)
Actuarial (gains) / losses	(26)	216
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(125)	33
	(151)	249

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows:

Particulars	As at
	March 31, 2021	March 31, 2020
Government of India (GOI) bond yield (1)	6.10%	6.20%
Expected rate of return on plan assets	8.00%	8.00%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.50%	8.50%

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2021 and March 31, 2020 are as follows:

Particulars	As at
	March 31, 2021	March 31, 2020
Central and State government bonds	54%	49%
Public sector undertakings and Private sector bonds	40%	48%
Others	6%	3%

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations.

As at March 31, 2021 the defined benefit obligation would be affected by approximately 82 crore and 119 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Group contributed 665 crore and 639 crore to the provident fund during the year ended March 31, 2021 and March 31, 2020, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

2.20.3 Superannuation

The Group contributed 260 crore and 240 crore during the year ended March 31, 2021 and March 31, 2020, respectively and the same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

2.20.4 Employee benefit costs include:

(In crore)

Particulars	Year ended March 31,
	2021	2020
Salaries and bonus(1)	54,274	49,837
Defined contribution plans	358	338
Defined benefit plans	909	712
	55,541	50,887

(1)	Includes employee stock compensation expense of 333 crore and 249 crore for the year ended March 31, 2021 and March 31, 2020 respectively.

2.21 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Year ended March 31,
	2021	2020
Basic earnings per equity share - weighted average number of equity shares outstanding (1)	4,242,416,665	4,257,754,522
Effect of dilutive common equivalent shares - share options outstanding	8,315,802	7,389,706
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,250,732,467	4,265,144,228

(1)	Excludes treasury shares

For the year ended March 31, 2021 and March 31, 2020, Nil and 13,093 number of options to purchase equity shares had an anti-dilutive effect, respectively.

2.22 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Contingent liabilities :
Claims against the Group, not acknowledged as debts(1)	4,061	3,583
[Amount paid to statutory authorities 6,105 crore (5,353 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(2)	733	1,365
Other commitments*	42	61

* Uncalled capital pertaining to investments

(1)

As at March 31, 2021, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 3,462 crore.

The claims against the Group majorly represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to 6,095 crore.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal Proceedings

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s Management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.23 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holdings as at
		March 31, 2021	March 31, 2020
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)(18)	Brazil	–	–
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Austria GmbH	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)(44)	India	100%	100%
Kallidus Inc, (Kallidus)(45)	U.S.	100%	100%
Infosys Chile SpA	Chile	100%	100%
Infosys Arabia Limited(2)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(1)	Brazil	100%	100%
Infosys CIS LLC (1) (19)	Russia	–	–
Infosys Luxembourg S.a.r.l	Luxembourg	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(3)	Australia	–	–
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Canada Public Services Inc	Canada	–	–
Infosys BPM Limited	India	99.99%	99.99%
Infosys (Czech Republic) Limited s.r.o.(4)	Czech Republic	99.99%	99.99%
Infosys Poland, Sp z.o.o(4)	Poland	99.99%	99.99%
Infosys McCamish Systems LLC(4)	U.S.	99.99%	99.99%
Portland Group Pty Ltd(4)	Australia	99.99%	99.99%
Infosys BPO Americas LLC.(4)	U.S.	99.99%	99.99%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Infosys Management Consulting Pty Limited(5)	Australia	100%	100%
Infosys Consulting AG(5)	Switzerland	100%	100%
Infosys Consulting GmbH(5)	Germany	100%	100%
Infosys Consulting S.R.L.(1)	Romania	100%	100%
Infosys Consulting SAS(5)	France	100%	100%
Infosys Consulting s.r.o. v likvidaci (formerly Infosys Consulting s.r.o.)(5)(44)	Czech Republic	100%	100%
Infosys Consulting (Shanghai) Co., Ltd.(5)	China	100%	100%
Infy Consulting Company Ltd(5)	U.K.	100%	100%
Infy Consulting B.V.(5)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o(24)(32)	Poland	–	99.99%
Lodestone Management Consultants Portugal, Unipessoal, Lda.(5)(37)	Portugal	100%	100%
Infosys Consulting S.R.L.(5)	Argentina	100%	100%
Infosys Consulting (Belgium) NV(6)	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(7)	Israel	100%	100%
Panaya GmbH(7)	Germany	100%	100%
Panaya Japan Co. Ltd(7)(23)	Japan	–	–
Brilliant Basics Holdings Limited (Brilliant Basics)	U.K.	100%	100%
Brilliant Basics Limited(8)	U.K.	100%	100%
Brilliant Basics (MENA) DMCC(8)(25)	Dubai	–	100%
Infosys Consulting Pte Limited (Infosys Singapore)(1)	Singapore	100%	100%
Infosys Middle East FZ LLC(9)	Dubai	100%	100%
Fluido Oy(9)	Finland	100%	100%
Fluido Sweden AB (Extero)(12)	Sweden	100%	100%
Fluido Norway A/S(12)	Norway	100%	100%
Fluido Denmark A/S(12)	Denmark	100%	100%
Fluido Slovakia s.r.o(12)	Slovakia	100%	100%
Fluido Newco AB(12)(39)	Sweden	–	100%
Infosys Compaz Pte. Ltd (10)	Singapore	60%	60%
Infosys South Africa (Pty) Ltd(9)	South Africa	100%	100%
WongDoody Holding Company Inc. (WongDoody)(1)	U.S.	100%	100%
WDW Communications, Inc(11)	U.S.	100%	100%
WongDoody, Inc(11)	U.S.	100%	100%
HIPUS Co., Ltd (formerly Hitachi procurement Service Co. Ltd)(10)(13)	Japan	81%	81%
Stater N.V.(10)(14)	The Netherlands	75%	75%
Stater Nederland B.V.(15)	The Netherlands	75%	75%
Stater Duitsland B.V.(15)(41)	The Netherlands	–	75%
Stater XXL B.V.(15)	The Netherlands	75%	75%
HypoCasso B.V.(15)	The Netherlands	75%	75%
Stater Participations B.V.(15)	The Netherlands	75%	75%
Stater Deutschland Verwaltungs-GmbH(16)(40)	Germany	–	75%
Stater Deutschland GmbH & Co. KG(16)(40)	Germany	–	75%
Stater Belgium N.V./S.A.(17)(42)	Belgium	75%	53.99%
Outbox systems Inc. dba Simplus (US)(20)	U.S.	100%	100%
Simplus North America Inc.(21)	Canada	100%	100%
Simplus ANZ Pty Ltd.(21)	Australia	100%	100%
Simplus Australia Pty Ltd(22)	Australia	100%	100%
Sqware Peg Digital Pty Ltd(22)	Australia	100%	100%
Simplus Philippines, Inc.(21)	Philippines	100%	100%
Simplus Europe, Ltd.(21)	U.K.	100%	100%
Infosys Fluido U.K., Ltd. (formerly Simplus U.K, Ltd)(12)(26)	U.K.	100%	100%
Infosys Fluido Ireland, Ltd.(formerly Simplus Ireland, Ltd)(12)(26)	Ireland	100%	100%
Infosys Limited Bulgaria(1)(27)	Bulgaria	100%	–
Kaleidoscope Animations(30)	U.S.	100%	–
Kaleidoscope Prototyping(31)	U.S.	100%	–
GuideVision s.r.o.(28)	Czech Republic	100%	–
GuideVision Deutschland GmbH(29)	Germany	100%	–
GuideVision Suomi Oy(29)	Finland	100%	–
GuideVision Magyarország Kft(29)	Hungary	100%	–
GuideVision Polska SP.Z.O.O(29)	Poland	100%	–
GuideVision UK Ltd(29)	U.K.	100%	–
Beringer Commerce Inc(33)	U.S.	100%	–
Beringer Capital Digital Group Inc(33)	U.S.	100%	–
Mediotype LLC(34)	U.S.	100%	–
Beringer Commerce Holdings LLC(34)	U.S.	100%	–
SureSource LLC(35)	U.S.	100%	–
Blue Acorn LLC(35)	U.S.	100%	–
Simply Commerce LLC(35)	U.S.	100%	–
iCiDIGITAL LLC(36)	U.S.	100%	–
Infosys BPM UK Limited(4)(38)	U.K.	–	–
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi(1)(43)	Turkey	–	–
Infosys Germany Holding Gmbh(1)(46)(47)	Germany	100%	–

(1)	Wholly-owned subsidiary of Infosys Limited

(2)	Majority owned and controlled subsidiary of Infosys Limited

(3)	Liquidated effective November 17, 2019

(4)	Wholly-owned subsidiary of Infosys BPM Limited

(5)	Wholly-owned subsidiary of Infosys Consulting Holding AG

(6)	Majority owned and controlled subsidiary of Infosys Consulting Holding AG

(7)	Wholly-owned subsidiary of Panaya Inc.

(8)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.

(9)	Wholly-owned subsidiary of Infosys Consulting Pte Ltd

(10)	Majority owned and controlled subsidiary of Infosys Consulting Pte. Ltd

(11)	Wholly-owned subsidiary of WongDoody

(12)	Wholly-owned subsidiary of Fluido Oy

(13)	On April 1, 2019, Infosys Consulting Pte. Ltd, acquired 81% of the voting interests in HIPUS Co., Ltd (formerly Hitachi Procurement Service Co. Ltd)

(14)	On May 23, 2019, Infosys Consulting Pte. Ltd, acquired 75% of the voting interests in Stater N.V

(15)	Wholly-owned subsidiary of Stater N.V

(16)	Wholly-owned subsidiary of Stater Duitsland B.V.

(17)	Majority owned and controlled subsidiary of Stater Participations B.V.

(18)	Effective October 1, 2019, merged into Infosys Consulting Ltda, a wholly owned subsidiary of Infosys Ltd.

(19)	Liquidated effective January 28, 2021.

(20)	On March 13, 2020, Infosys Nova Holdings LLC, acquired 100% of the voting interests in Outbox Systems Inc.

(21)	Wholly-owned subsidiary of Outbox Systems Inc.

(22)	Wholly-owned subsidiary of Simplus ANZ Pty Ltd

(23)	Liquidated effective October 31, 2019

(24)	On February 20, 2020, Infosys Poland, Sp z.o.o, acquired 100% of the voting interests in Infosys Consulting Sp. z.o.o from Infosys Consulting Holding AG

(25)	Liquidated effective July 17, 2020

(26)	On June 1, 2020, Fluido Oy, acquired 100% of the voting interests in Infosys Fluido U.K,Ltd (formerly Simplus U.K, Ltd) and Infosys Fluido Ireland, Ltd.(formerly Simplus Ireland, Ltd) from Simplus Europe, Ltd

(27)	Incorporated effective September 11, 2020.

(28)	On October 1, 2020, Infy Consulting Company Limited acquired 100% of voting interests in GuideVision s.r.o

(29)	Wholly-owned subsidiary of GuideVision s.r.o.

(30)	On October 9, 2020, Infosys Nova Holdings LLC, acquired 100% voting interest in Kaleidoscope Animations, Inc.

(31)	Wholly owned subsidiary of Kaleidoscope Animations, Inc.

(32)	Merged with Infosys Poland Sp. z.o.o, effective October 21, 2020

(33)	On October 27, 2020, Infosys Nova Holding LLC, a wholly-owned subsidiary of Infosys Limited, acquired 100% voting interest in Beringer Commerce Inc and Beringer Capital Digital Group Inc

(34)	Wholly-owned subsidiary of Beringer Commerce Inc

(35)	Wholly-owned subsidiary of Beringer Commerce Holdings LLC

(36)	Wholly-owned subsidiary of Beringer Capital Digital Group Inc.

(37)	Liquidated effective November 19,2020

(38)	Incorporated, effective December 9, 2020

(39)	Merged into Fluido Sweden AB (Extero), effective December 18, 2020

(40)	Merged into Stater Duitsland B.V., effective December 18, 2020

(41)	Merged with Stater N.V., effective December 23, 2020

(42)	On December 29, 2020, Stater Participation B.V acquired non-controlling interest of 28.01% of the voting interests in Stater Belgium NV/SA

(43)	Incorporated on December 30, 2020.

(44)	Under liquidation

(45)	Liquidated effective March 9,2021

(46)	Incorporated on March 23, 2021

(47)	On March 28, 2021 Infosys Limited and Infosys Germany Holding Gmbh registered Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust *	India	Controlled trust

Refer to Note 2.20 for information on transactions with post-employment benefit plans mentioned above.

* Registered on May 15, 2019

List of key management personnel

Whole-time Directors

Salil Parekh, Chief Executive Officer and Managing Director

U.B. Pravin Rao, Chief Operating Officer

Non-whole-time Directors

Nandan M. Nilekani

Micheal Gibbs

Kiran Mazumdar-Shaw

Roopa Kudva (retired as member of the Board effective February 3, 2020)

D.N. Prahlad (resigned as a member of the Board effective April 20, 2020)

D. Sundaram

Uri Levine (appointed as an independent director effective April 20, 2020)

Bobby Parikh (appointed as an independent director effective July 15, 2020)

Dr. Punita Kumar-Sinha (retired as member of the Board effective January 13, 2021)

Chitra Nayak (appointed as an independent director effective March 25, 2021)

Executive Officers

Nilanjan Roy, Chief Financial Officer

Mohit Joshi, President

Ravi Kumar S, President and Deputy Chief Operating Officer

Krishnamurthy Shankar, Group Head - Human Resources

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Company Secretary

A.G.S. Manikantha

Transaction with key management personnel:

The table below describes the compensation to key management personnel which comprise directors and executive officers:

 (In crore)

Particulars	Year ended March 31,
	2021	2020
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)	144	118
Commission and other benefits to non-executive/independent directors	6	8
Total	150	126

(1)	Total employee stock compensation expense for the year ended March 31, 2021 and March 31, 2020 includes a charge of 76 crore and 56 crore respectively, towards key managerial personnel. (Refer to Note 2.11)

(2)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

Additional information pursuant to para 2 of general instructions for the preparation of Consolidated Financial Statements

(In crore)

Name of entity	Net Assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income
	as %age of consolidated net assets	Amount	as %age of consolidated profit or loss	Amount	as %age of consolidated other comprehensive income	Amount	as %age of consolidated total comprehensive income	Amount
Infosys Ltd.	84.46%	71,531	88.8%	18,048	108.5%	191	89.0%	18,239
Indian Subsidiaries
Infosys BPM Limited	5.94%	5,030	3.42%	695	(5.68%)	(10)	3.34%	685
EdgeVerve Systems Limited	0.06%	51	3.23%	656	1.14%	2	3.21%	658
Skava Systems Pvt. Ltd.	0.09%	76	0.00%	1	0.00%	–	0.00%	1
Foreign Subsidiaries
Brilliant Basics Holdings Limited	0.02%	13	0.00%	–	0.00%	–	0.00%	–
Brilliant Basics Limited	0.02%	13	0.02%	4	0.00%	–	0.02%	4
Brilliant Basics (MENA) DMCC	0.00%	–	0.00%	–	0.00%	–	0.00%	–
iCiDIGITAL LLC	0.06%	47	0.01%	3	0.00%	–	0.01%	3
Blue Acorn LLC	0.03%	23	0.04%	9	0.00%	–	0.04%	9
Beringer Commerce Inc	0.52%	443	0.00%	–	0.00%	–	0.00%	–
Simply Commerce LLC	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Beringer Capital Digital Group Inc	0.17%	145	0.00%	–	0.00%	–	0.00%	–
Beringer Commerce Holdings LLC	0.46%	391	0.00%	–	0.00%	–	0.00%	–
Mediotype LLC	0.03%	23	0.04%	9	0.00%	–	0.04%	9
SureSource LLC	(0.00%)	(3)	0.00%	–	0.00%	–	0.00%	–
Infosys BPO Americas LLC	0.01%	8	(0.18%)	(37)	0.00%	–	(0.18%)	(37)
Portland Group Pty Ltd	0.18%	149	0.06%	13	0.00%	–	0.06%	13
Fluido Denmark A/S	0.00%	3	0.01%	3	0.00%	–	0.01%	3
Fluido Oy	0.13%	108	0.14%	29	0.00%	–	0.14%	29
Fluido Newco AB	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Fluido Norway A/S	0.01%	9	0.01%	3	0.00%	–	0.01%	3
Fluido Slovakia s.r.o.	0.00%	4	0.00%	–	0.00%	–	0.00%	–
Fluido Sweden AB	(0.01%)	(7)	0.04%	9	0.00%	–	0.04%	9
Infosys Fluido Ireland, Ltd.	(0.00%)	(3)	(0.01%)	(2)	0.00%	–	(0.01%)	(2)
Infosys Fluido U.K., Ltd.	(0.00%)	(3)	(0.04%)	(8)	0.00%	–	(0.04%)	(8)
GuideVision s.r.o.	0.03%	26	0.04%	8	0.00%	–	0.04%	8
GuideVision Deutschland GmbH	(0.00%)	(3)	0.00%	–	0.00%	–	0.00%	–
GuideVision Suomi Oy	0.00%	–	0.00%	–	0.00%	–	0.00%	–
GuideVision Magyarország Kft	0.00%	4	(0.00%)	(1)	0.00%	–	(0.00%)	(1)
GuideVision Polska SP.Z.O.O	(0.01%)	(6)	(0.01%)	(2)	0.00%	–	(0.01%)	(2)
GuideVision UK Ltd	0.01%	5	0.00%	1	0.00%	–	0.00%	1
Infosys Germany Holding GmbH	0.00%	2	0.00%	–	0.00%	–	0.00%	–
Infosys Chile SpA	0.01%	9	0.02%	4	0.00%	–	0.02%	4
Infosys Americas Inc.,	0.00%	1	0.00%	–	0.00%	–	0.00%	–
Infosys Technologies (Australia) Pty. Limited	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Infosys Austria GmbH	0.00%	2	0.00%	–	0.00%	–	0.00%	–
Infosys (Czech Republic) Limited s.r.o.	0.10%	82	0.02%	4	0.00%	–	0.02%	4
Infosys Tecnologia DO Brasil LTDA	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Infosys Limited Bulgaria	0.00%	1	(0.00%)	(1)	0.00%	–	(0.00%)	(1)
Infosys Technologies (China) Co. Limited	0.30%	251	0.24%	49	0.00%	–	0.24%	49
Infosys Technologies (Shanghai) Company Limited	0.68%	580	(0.30%)	(61)	0.00%	–	(0.30%)	(61)
HIPUS Co., Ltd.	0.09%	74	0.10%	21	0.00%	–	0.10%	21
Infosys Public Services, Inc. USA	0.76%	646	0.42%	85	0.00%	–	0.41%	85
Infosys Consulting S.R.L.	0.00%	3	(0.02%)	(4)	0.00%	–	(0.02%)	(4)
Infosys Management Consulting Pty Limited	0.04%	33	0.03%	7	0.00%	–	0.03%	7
Infosys Consulting (Belgium) NV	(0.02%)	(13)	0.03%	7	0.00%	–	0.03%	7
Infosys Consulting Ltda.	0.07%	61	(0.14%)	(28)	0.00%	–	(0.14%)	(28)
Infosys Consulting AG	0.14%	115	0.04%	9	0.00%	–	0.04%	9
Infosys Consulting (Shanghai) Co., Ltd.	0.00%	1	0.95%	192	0.00%	–	0.94%	192
Infosys Consulting s.r.o. v likvidaci	0.00%	2	0.00%	–	0.00%	–	0.00%	–
Infosys Consulting GmbH	0.05%	41	0.04%	8	0.00%	–	0.04%	8
Infosys Consulting SAS	0.02%	13	0.01%	3	0.00%	–	0.01%	3
Infy Consulting Company Ltd.	0.19%	159	0.08%	17	0.00%	–	0.08%	17
Infosys Consulting Holding AG	0.41%	348	(0.01%)	(2)	0.00%	–	(0.01%)	(2)
Infy Consulting B.V.	0.03%	28	0.06%	12	0.00%	–	0.06%	12
Infosys Consulting Sp. z.o.o.	0.00%	–	0.07%	15	0.00%	–	0.07%	15
Lodestone Management Consultants Portugal, Unipessoal, Lda.	0.00%	–	0.00%	–	0.00%	–	0.00%	–
S.C. Infosys Consulting S.R.L.	0.05%	40	0.05%	11	0.00%	–	0.05%	11
Infosys Consulting Pte Limited	(0.84%)	(714)	(0.05%)	(10)	0.00%	–	(0.05%)	(10)
Infosys Luxembourg S.a.r.l.	0.00%	4	(0.06%)	(12)	0.00%	–	(0.06%)	(12)
Infosys Technologies S. de R. L. de C. V.	0.32%	272	0.20%	41	0.00%	–	0.20%	41
Infosys Nova Holdings LLC	3.25%	2,753	0.39%	79	0.00%	–	0.39%	79
Infosys Poland Sp Z.o.o.	0.68%	577	0.30%	60	0.00%	–	0.29%	60
Infosys South Africa (Pty) Ltd	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Infosys Arabia Limited	0.00%	3	0.00%	–	0.00%	–	0.00%	–
Infosys Technologies (Sweden) AB.	0.07%	57	0.11%	22	0.00%	–	0.11%	22
Infosys Compaz Pte. Ltd	0.26%	223	0.27%	55	0.00%	–	0.27%	55
Infosys Middle East FZ LLC	(0.02%)	(20)	(0.03%)	(7)	(3.98%)	(7)	(0.07%)	(14)
WDW Communications, Inc.	(0.25%)	(211)	(0.18%)	(37)	0.00%	–	(0.18%)	(37)
WongDoody Holding Company Inc.	0.04%	34	0.02%	5	0.00%	–	0.02%	5
WongDoody, Inc.	0.34%	289	0.18%	36	0.00%	–	0.18%	36
Kallidus Inc,	0.00%	–	(0.49%)	(100)	0.00%	–	(0.49%)	(100)
Kaleidoscope Animations	0.06%	48	0.05%	11	0.00%	–	0.05%	11
Kaleidoscope Prototyping	0.01%	6	0.02%	4	0.00%	–	0.02%	4
Panaya GmbH	(0.00%)	(1)	0.00%	–	0.00%	–	0.00%	–
Panaya Inc.	0.16%	135	0.01%	2	0.00%	–	0.01%	2
Panaya Ltd.	(0.76%)	(642)	(0.10%)	(21)	0.00%	–	(0.10%)	(21)
Panaya Japan Co. Ltd.	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Infosys McCamish Systems LLC	0.67%	570	0.80%	162	0.00%	–	0.79%	162
Simplus Philippines, Inc.	0.01%	6	0.00%	1	0.00%	–	0.00%	1
Simplus Australia Pty Ltd	(0.03%)	(29)	(0.05%)	(11)	0.00%	–	(0.05%)	(11)
Outbox systems Inc. dba Simplus (US)	0.09%	78	(0.10%)	(20)	0.00%	–	(0.10%)	(20)
Stater Belgium N.V./S.A.	0.08%	71	(0.00%)	(1)	0.00%	–	(0.00%)	(1)
Stater Deutschland GmbH & Co. KG	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Stater Duitsland B.V.	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Stater Deutschland Verwaltungs-GmbH	0.00%	–	0.00%	–	0.00%	–	0.00%	–
HypoCasso B.V.	0.03%	22	0.04%	8	0.00%	–	0.04%	8
Stater Nederland B.V.	0.36%	301	0.64%	129	0.00%	–	0.63%	129
Stater N.V.	0.65%	553	0.63%	128	0.00%	–	0.62%	128
Stater Participations B.V.	(0.30%)	(250)	0.00%	–	0.00%	–	0.00%	–
Stater XXL B.V.	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Subtotal	100.00%	84,691	100.00%	20,313	100.00%	176	100.00%	20,489
Adjustment arising out of consolidation		(8,092)		(914)		130		(784)
Controlled Trusts		183		24		–		24
		76,782		19,423		306		19,729
Non-controlling Interests		(431)		(72)		(6)		(78)
Total		76,351		19,351		300		19,651

Proposed transfer of CSR assets

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company intends to transfer its CSR capital assets created prior to January 2021 to a controlled subsidiary (referred to as “ the Subsidiary” ) to be established in accordance with Section 8 of the Companies Act, 2013 for charitable objects. The transfer will be undertaken upon obtaining the required approvals from regulatory authorities.

The Subsidiary will be included in the consolidated financial statements of the Company commencing in the period from formation because the Company will have the power to direct all of the Subsidiary’s relevant activities which affects returns and the Company will be exposed to any future financial support which may be required by the Subsidiary.

The Company evaluated the impact of the Rules on the carrying amount of the capital asset of 283 crore in the consolidated financial statements as at March 31, 2021, and concluded that the recoverable amount of capital asset, estimated based on future cash flows from continuing use of the capital asset is expected to exceed the carrying amount including in the period subsequent to the transfer to the Subsidiary.

2.24 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and onsite expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in Note 2.16 Revenue from operations.

Business Segments

Year ended March 31, 2021 and March 31, 2020:

(In crore)

Particulars	Financial Services (1)	Retail (2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	100,472
	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791
Identifiable operating expenses	17,612	6,937	7,349	6,500	4,996	4,804	3,516	1,919	53,633
	14,977	6,989	7,084	6,104	4,991	4,125	3,212	1,486	48,968
Allocated expenses	6,025	2,691	2,484	2,487	1,888	1,302	1,198	875	18,950
	6,342	2,834	2,476	2,416	2,081	1,243	1,194	921	19,507
Segmental operating income	8,946	5,117	2,795	3,552	2,563	2,454	2,156	306	27,889
	7,306	4,212	2,424	3,216	2,059	1,604	1,431	64	22,316
Unallocable expenses									3,267
									2,942
Other income, net (Refer to Note 2.17)									2,201
									2,803
Finance cost									195
									170
Profit before tax									26,628
									22,007
Income tax expense									7,205
									5,368
Net Profit									19,423
									16,639
Depreciation and amortization expense									3,267
									2,893
Non-cash expenses other than depreciation and amortization									-
									49

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Significant clients

No client individually accounted for more than 10% of the revenues in the year ended March 31, 2021 and March 31, 2020.

2.25 FUNCTION WISE CLASSIFICATION OF CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note No.	Year ended March 31,
		2021	2020
Revenue from operations	2.16	100,472	90,791
Cost of Sales		65,413	60,732
Gross profit		35,059	30,059
Operating expenses
Selling and marketing expenses		4,627	4,711
General and administration expenses		5,810	5,974
Total operating expenses		10,437	10,685
Operating profit		24,622	19,374
Other income, net	2.17	2,201	2,803
Finance cost		195	170
Profit before tax		26,628	22,007
Tax expense:
Current tax	2.15	6,672	5,775
Deferred tax	2.15	533	(407)
Profit for the period		19,423	16,639
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	2.20	134	(180)
Equity instruments through other comprehensive income, net	2.4	119	(33)
		253	(213)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.10	25	(36)
Exchange differences on translation of foreign operations, net		130	378
Fair value changes on investments, net	2.4	(102)	22
		53	364

Total other comprehensive income / (loss), net of tax		306	151
Total comprehensive income for the period		19,729	16,790
Profit attributable to:
Owners of the Company		19,351	16,594
Non-controlling interests		72	45
		19,423	16,639
Total comprehensive income attributable to:
Owners of the Company		19,651	16,732
Non-controlling interests		78	58
		19,729	16,790

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha Company Secretary

Bengaluru April 14, 2021

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying interim condensed consolidated financial statements of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), which comprise the Condensed Consolidated Balance Sheet as at March 31, 2021, the Condensed Consolidated Statement of Profit and Loss (including Other Comprehensive Income) for the three months and year ended on that date, the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the year ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “interim condensed consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed consolidated financial statements give a true and fair view in conformity with Indian Accounting Standard 34 Interim Financial Reporting (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act’), read with relevant rules issued thereunder and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2021, and their consolidated profit, their consolidated total comprehensive income for the three months and year ended on that date, consolidated changes in equity and the consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed consolidated financial statements in accordance with the Standards on Auditing (“SA”s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibility for the Audit of the Interim Condensed Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim condensed consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed consolidated financial statements.

Management’s Responsibilities for the Interim Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the Ind AS 34 and other accounting principles generally accepted in India. The respective Board of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim condensed consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the interim condensed consolidated financial statements, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their own respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim condensed consolidated financial statements, including the disclosures, and whether the interim condensed consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim condensed consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the interim condensed consolidated financial statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the interim condensed consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the interim condensed consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the interim consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Place: Mumbai Date: April 14, 2021	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 21039826AAAACP4096

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the three months and year ended ended March 31, 2021

Index
Condensed Consolidated Balance Sheet
Condensed Consolidated Statement of Profit and Loss
Condensed Consolidated Statement of Changes in Equity
Condensed Consolidated Statement of Cash Flows
Overview and notes to the interim condensed Consolidated financial statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgements
1.5 Critical accounting estimates and judgments
2. Notes to the interim condensed Consolidated financial statements
2.1 Business Combination
2.2 Property, plant and equipment
2.3 Goodwill
2.4 Investments
2.5 Loans
2.6 Other financial assets
2.7 Trade receivables
2.8 Cash and cash equivalents
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Other liabilities
2.14 Provisions
2.15 Income taxes
2.16 Revenue from operations
2.17 Other income, net
2.18 Expenses
2.19 Leases
2.20 Reconciliation of basic and diluted shares used in computing earnings per share
2.21 Contingent liabilities and commitments
2.22 Related party transactions
2.23 Segment reporting
2.24 Function wise classification of Condensed Consolidated Statement of Profit and Loss

INFOSYS LIMITED AND SUBSIDIARIES

(In crore )

Condensed Consolidated Balance Sheets as at	Note No.	March 31, 2021	March 31, 2020
ASSETS
Non-current assets
Property, plant and equipment	2.2	12,560	12,435
Right-of-use assets	2.19	4,794	4,168
Capital work-in-progress		922	954
Goodwill	2.3	6,079	5,286
Other intangible assets		2,072	1,900
Financial assets:
Investments	2.4	11,863	4,137
Loans	2.5	32	21
Other financial assets	2.6	1,141	737
Deferred tax assets (net)		1,098	1,744
Income tax assets (net)		5,811	5,384
Other non-current assets	2.9	1,281	1,426
Total non-current assets		47,653	38,192
Current assets
Financial assets:
Investments	2.4	2,342	4,655
Trade receivables	2.7	19,294	18,487
Cash and cash equivalents	2.8	24,714	18,649
Loans	2.5	159	239
Other financial assets	2.6	6,410	5,457
Income tax assets (net)		–	7
Other Current assets	2.9	7,814	7,082
Total current assets		60,733	54,576
Total assets		108,386	92,768
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,124	2,122
Other equity		74,227	63,328
Total equity attributable to equity holders of the Company		76,351	65,450
Non-controlling interests		431	394
Total equity		76,782	65,844
Liabilities
Non-current liabilities
Financial Liabilities
Lease liabilities	2.19	4,587	4,014
Other financial liabilities	2.12	1,514	807
Deferred tax liabilities (net)		875	968
Other non-current liabilities	2.13	763	279
Total non-current liabilities		7,739	6,068
Current liabilities
Financial Liabilities
Trade payables		2,645	2,852
Lease liabilities	2.19	738	619
Other financial liabilities	2.12	11,390	10,481
Other current liabilities	2.13	6,233	4,842
Provisions	2.14	713	572
Income tax liabilities (net)		2,146	1,490
Total current liabilities		23,865	20,856
Total equity and liabilities		108,386	92,768

The accompanying notes form an integral part of the interim condensed Consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No : 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B.Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha Company Secretary

Mumbai April 14, 2021	Bengaluru April 14, 2021

INFOSYS LIMITED AND SUBSIDIARIES

(in crore, except equity share and per equity share data)

Condensed Consolidated Statement of Profit and Loss	Note No.	Three months ended March 31,		Year ended March 31,
		2021	2020	2021	2020
Revenue from operations	2.16	26,311	23,267	100,472	90,791
Other income, net	2.17	545	614	2,201	2,803
Total income		26,856	23,881	102,673	93,594
Expenses
Employee benefit expenses	2.18	14,440	12,916	55,541	50,887
Cost of technical sub-contractors		1,985	1,704	7,084	6,714
Travel expenses		161	667	554	2,710
Cost of software packages and others	2.18	1,072	755	4,223	2,703
Communication expenses		146	139	634	528
Consultancy and professional charges		395	339	1,261	1,326
Depreciation and amortisation expenses		831	749	3,267	2,893
Finance cost		50	45	195	170
Other expenses		841	1,071	3,286	3,656
Total expenses		19,921	18,385	76,045	71,587
Profit before tax		6,935	5,496	26,628	22,007
Tax expense:
Current tax	2.15	1,662	1,335	6,672	5,775
Deferred tax	2.15	195	(174)	533	(407)
Profit for the period		5,078	4,335	19,423	16,639
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(146)	(21)	134	(180)
Equity instruments through other comprehensive income, net		9	(2)	119	(33)
		(137)	(23)	253	(213)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		26	–	25	(36)
Exchange differences on translation of foreign operations		(266)	237	130	378
Fair value changes on investments, net		(137)	15	(102)	22
		(377)	252	53	364
Total other comprehensive income /(loss), net of tax		(514)	229	306	151
Total comprehensive income for the period		4,564	4,564	19,729	16,790
Profit attributable to:
Owners of the Company		5,076	4,321	19,351	16,594
Non-controlling interests		2	14	72	45
		5,078	4,335	19,423	16,639
Total comprehensive income attributable to:
Owners of the Company		4,570	4,545	19,651	16,732
Non-controlling interests		(6)	19	78	58
		4,564	4,564	19,729	16,790
Earnings per Equity share
Equity shares of par value 5/- each
Basic ()		11.96	10.19	45.61	38.97
Diluted ()		11.94	10.18	45.52	38.91
Weighted average equity shares used in computing earnings per equity share	2.20
Basic		424,38,05,540	424,01,81,854	424,24,16,665	425,77,54,522
Diluted		425,17,83,840	424,59,81,386	425,07,32,467	426,51,44,228

The accompanying notes form an integral part of the interim condensed Consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No : 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B.Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha Company Secretary

Mumbai April 14, 2021	Bengaluru April 14, 2021

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statement of Changes in Equity

(In crore )

Particulars		OTHER EQUITY
		RESERVES & SURPLUS								Other comprehensive income
	Equity Share capital (1)	Securities Premium	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(2)	Other reserves(3)	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2019	2,170	149	57,566	54	1,242	227	2,570	6	61	72	842	21	(32)	64,948	58	65,006
Impact on account of adoption of Ind AS 116*	–	–	(40)	–	–	–	–	–	–	–	–	–	–	(40)	–	(40)
	2,170	149	57,526	54	1,242	227	2,570	6	61	72	842	21	(32)	64,908	58	64,966
Changes in equity for the year ended March 31, 2020
Profit for the period	–	–	16,594	–	–	–	–	–	–	–	–	–	–	16,594	45	16,639
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	–	(180)	(180)	–	(180)
Equity instruments through other comprehensive income*	–	–	–	–	–	–	–	–	–	(33)	–	–	–	(33)	–	(33)
Fair value changes on derivatives designated as cash flow hedge*	–	–	–	–	–	–	–	–	–	–	–	(36)	–	(36)	–	(36)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	365	–	–	365	13	378
Fair value changes on investments*	–	–	–	–	–	–	–	–	–	–	–	–	22	22	–	22
Total Comprehensive income for the period	–	–	16,594	–	–	–	–	–	–	(33)	365	(36)	(158)	16,732	58	16,790
Shares issued on exercise of employee stock options	1	5	–	–	–	–	–	–	–	–	–	–	–	6	–	6
Employee Stock Compensation Expense	–	–	–	–	–	238	–	–	–	–	–	–	–	238	–	238
Buyback of equity shares	(49)	–	(4,717)	–	(1,494)	–	–	–	–	–	–	–	–	(6,260)	–	(6,260)
Transaction costs relating to buyback *	–	–	–	–	(11)	–	–	–	–	–	–	–	–	(11)	–	(11)
Amount transferred to capital redemption reserve upon buyback	–	–	–	–	(50)	–	–	–	50	–	–	–	–	–	–	–
Transfer on account of exercise of stock options	–	119	–	–	–	(119)	–	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–	–	–
Effect of modification of equity settled share based payment awards to cash settled awards	–	–	(9)	–	–	(48)	–	–	–	–	–	–	–	(57)	–	(57)
Income tax benefit arising on exercise of stock options	–	9	–	–	–	–	–	–	–	–	–	–	–	9	–	9
Financial liability under option arrangements	–	–	(598)	–	–	–	–	–	–	–	–	–	–	(598)	–	(598)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(33)	(33)
Dividends (including dividend distribution tax)	–	–	(9,517)	–	–	–	–	–	–	–	–	–	–	(9,517)	–	(9,517)
Non-controlling interests on acquisition of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	311	311
Transfer to general reserve	–	–	(1,470)	–	1,470	–	–	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(2,580)	–	–	–	2,580	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	1,080	–	–	–	(1,080)	–	–	–	–	–	–	–	–	–
Balance as at March 31, 2020	2,122	282	56,309	54	1,158	297	4,070	6	111	39	1,207	(15)	(190)	65,450	394	65,844

Condensed Consolidated Statement of Changes in Equity (contd.)

(In crore)

Particulars		OTHER EQUITY
		RESERVES & SURPLUS								Other comprehensive income
	Equity Share capital (1)	Securities Premium	Retained earnings	Capital reserve	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(2)	Other reserves(3)	Capital redemption reserve	Equity instruments through Other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2020	2,122	282	56,309	54	1,158	297	4,070	6	111	39	1207	(15)	(190)	65,450	394	65,844
Changes in equity for the year ended March 31, 2021
Profit for the period	–	–	19,351	–	–	–	–	–	–	–	–	–	–	19,351	72	19,423
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	–	134	134	–	134
Equity instruments through other comprehensive income*	–	–	–	–	–	–	–	–	–	119	–	–	–	119	–	119
Fair value changes on derivatives designated as cash flow hedge*	–	–	–	–	–	–	–	–	–	–	–	25	–	25	–	25
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	124	–	–	124	6	130
Fair value changes on investments*	–	–	–	–	–	–	–	–	–	–	–	–	(102)	(102)	–	(102)
Total Comprehensive income for the period	–	–	19,351	–	–	–	–	–	–	119	124	25	32	19,651	78	19,729
Shares issued on exercise of employee stock options	2	13	–	–	–	–	–	–	–	–	–	–	–	15	–	15
Employee stock compensation expense (Refer to Note 2.11)	–	–	–	–	–	253	–	–	–	–	–	–	–	253	–	253
Transfer on account of exercise of stock options	–	260	–	–	–	(260)	–	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	3	(3)	–	–	–	–	–	–	–	–	–	–
Effect of modification of share based payment awards	–	–	–	–	–	85	–	–	–	–	–	–	–	85	–	85
Income tax benefit arising on exercise of stock options	–	45	–	–	–	–	–	–	–	–	–	–	–	45	–	45
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(20)	(20)
Payment towards acquisition of minority interest	–	–	(28)	–	–	–	–	–	–	–	–	–	–	(28)	(21)	(49)
Transfer on account of options not exercised	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends	–	–	(9,120)	–	–	–	–	–	–	–	–	–	–	(9,120)	–	(9,120)
Transfer to general reserve	–	–	(1,554)	–	1,554	–	–	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(3,354)	–	–	–	3,354	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re–investment reserve on utilization	–	–	1,039	–	–	–	(1,039)	–	–	–	–	–	–	–	–	–
Balance as at March 31, 2021	2,124	600	62,643	54	2,715	372	6,385	6	111	158	1,331	10	(158)	76,351	431	76,782

* Net of tax

(1)	Net of treasury shares

(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the interim condensed Consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No : 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B.Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha Company Secretary

Mumbai April 14, 2021	Bengaluru April 14, 2021

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2021	2020
Cash flow from operating activities
Profit for the period		19,423	16,639
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.15	7,205	5,368
Depreciation and amortization		3,267	2,893
Interest and dividend income	2.18	(1,615)	(1,613)
Finance cost		195	170
Impairment loss recognized / (reversed) under expected credit loss model		190	161
Exchange differences on translation of assets and liabilities, net		(62)	184
Stock compensation expense	2.11	333	249
Other adjustments		(91)	(131)
Changes in assets and liabilities
Trade receivables and unbilled revenue		(1,835)	(3,861)
Loans, other financial assets and other assets		(534)	76
Trade payables		(245)	(373)
Other financial liabilities, other liabilities and provisions		3,382	1,791
Cash generated from operations		29,613	21,553
Income taxes paid		(6,389)	(4,550)
Net cash generated by operating activities		23,224	17,003
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles		(2,107)	(3,307)
Deposits placed with corporation		(207)	(108)
Interest and dividend received		1,418	1,929
Payment towards acquisition of business, net of cash acquired		(1,221)	(1,860)
Payment of contingent consideration pertaining to acquisition of business		(158)	(6)
Redemption of escrow pertaining to Buyback		–	257
Other receipts		49	46
Other payments		(45)	–
Payments to acquire Investments
Preference, equity securities and others		–	(41)
Tax free bonds and government bonds		(318)	(19)
Liquid mutual funds and fixed maturity plan securities		(35,196)	(34,839)
Non convertible debentures		(3,689)	(993)
Certificates of deposit		–	(1,114)
Government securities		(7,510)	(1,561)
Others		(25)	(29)
Proceeds on sale of Investments
Tax free bonds and government bonds		–	87
Non-convertible debentures		1,251	1,888
Government securities		2,704	1,674
Commercial paper		–	500
Certificates of deposit		1,149	2,545
Liquid mutual funds and fixed maturity plan securities		36,353	34,685
Preference and equity securities		73	27
Others		23	–
Net cash (used in) / from investing activities		(7,456)	(239)
Cash flows from financing activities:
Payment of lease liabilities		(698)	(571)
Payment of dividends (including dividend distribution tax)		(9,117)	(9,515)
Payment of dividend to non-controlling interest of subsidiary		(20)	(33)
Shares issued on exercise of employee stock options		15	6
Payment towards purchase of non controlling interest		(49)	–
Other receipts		83	–
Buyback of equity shares including transaction cost		–	(7,478)
Net cash used in financing activities		(9,786)	(17,591)
Net increase / (decrease) in cash and cash equivalents		5,982	(827)
Cash and cash equivalents at the beginning of the period	2.8	18,649	19,568
Effect of exchange rate changes on cash and cash equivalents		83	(92)
Cash and cash equivalents at the end of the period		24,714	18,649
Supplementary information:
Restricted cash balance	2.8	504	396

The accompanying notes form an integral part of the interim condensed Consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No : 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B.Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha Company Secretary

Mumbai April 14, 2021	Bengaluru April 14, 2021

INFOSYS LIMITED AND SUBSIDIARIES

Notes to the interim condensed Consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's interim condensed Consolidated financial statements are approved for issue by the Company's Board of Directors on April 14, 2021.

1.2 Basis of preparation of financial statements

These interim condensed Consolidated financial statements are prepared in accordance with Indian Accounting Standard 34 (Ind AS 34), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') and guidelines issued by the Securities and Exchange Board of India (SEBI). Accordingly, these interim condensed Consolidated financial statements do not include all the information required for a complete set of financial statements. These interim condensed Consolidated financial statements should be read in conjunction with the Consolidated financial statements and related notes included in the Company’s Annual Report for the year ended March 31, 2020. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim condensed Consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgements

The preparation of the financial statements in conformity with Ind AS requires the Management to make estimates, judgements and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgements and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed Consolidated financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed Consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed Consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions.

Significant judgements are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also Refer to Note 2.15.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to Note 2.15)

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by the Management.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note 2.2).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins.

f. Leases

Ind AS 116 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. After considering current and future economic conditions, the Group has concluded that no material changes are required to lease period relating to the existing lease contracts. (Refer to Note 2.19)

g. Allowance for credit losses on receivables and unbilled revenue

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The group considered current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates. In calculating expected credit loss, the Group has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID-19.

2.1 BUSINESS COMBINATIONS

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Consolidated Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognised.

Business combinations between entities under common control is accounted for at carrying value of the assets and liabilities in the Group's Consolidated financial statements.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Acquisitions during the year ended March 31, 2021

During the year ended March 31, 2021 the Group, completed three business combinations to complement its digital offerings and end to end customer experience offerings to customers by acquiring 100% voting interests in

(i) Kaleidoscope Animations, Inc. a US based Product Design and Development services focused primarily on medical devices on October 9, 2020

(ii) GuideVision, s.r.o a ServiceNow Elite Partner in Europe on October 1, 2020 and

(iii) Beringer Commerce Inc. and Beringer Capital Digital Group Inc., collectively known as Blue Acorn iCi, an Adobe Platinum partner in the US, and a leader in digital customer experience, commerce and analytics on October 27, 2020

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the dates of acquisition as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets(1)	137	–	137
Intangible assets –
Vendor relationships		266	266
Customer contracts and relationships	–	179	179
Brand	–	57	57
Software	–	33	33
Deferred tax liabilities on intangible assets	–	(23)	(23)
Total	137	512	649
Goodwill			758
Total purchase price			1,407

(1)	Includes cash and cash equivalents acquired of 80 crore.

The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill. Goodwill majorly includes the value expected from increase in revenues from various new streams of business, addition of new customers, and estimated synergies which does not qualify as an intangible asset.

Goodwill amounting to 520 crore is not tax deductible. Goodwill pertaining to these business combinations is allocated to all the operating segments as more fully described in Note 2.9.1

The purchase consideration of 1407 crore includes cash of 1,307 crore and contingent consideration with an estimated fair value of 100 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rates ranging from 12% to 13.5%. The undiscounted value of contingent consideration as of March 31, 2021 was 116 crore.

Additionally, these acquisitions have retention payouts payable to the employees of the acquiree over the next two to three years, subject to their continuous employment with the group along with achievement of financial targets for the respective years. Retention bonus is recognized in employee benefit expenses in the statement of Profit and Loss over the period of service.

Fair value of trade receivables acquired, is 108 crore as of acquisition date and as of March 31, 2021 the amounts are substantially collected.

The transaction costs of 11 crore related to the acquisition have been included in the Consolidated Statement of Profit and Loss for the year ended March 31, 2021.

Business transfer- Kallidus Inc. and Skava Systems Private Limited

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as “Skava”), to transfer the business of Skava to Infosys Limited for a consideration based on an independent valuation. On August 15, 2020 the company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of 171 crore and 66 crore respectively on securing the requisite regulatory approvals. The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the Consolidated financial statements.

On March 9, 2021, Kallidus Inc was liquidated. Further, on March 29, 2021, the shareholders of Skava have approved to voluntarily liquidate the affairs of the Company. Accordingly, Skava will complete the process of voluntary liquidation pursuant to Section 59 of the Insolvency and Bankruptcy Code of 2016 and applicable provisions of the Companies Act, 2013.

2.2 PROPERTY, PLANT AND EQUIPMENT

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)(2)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

(2)	Includes Solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Consolidated Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2021 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2021	1,392	10,331	3,240	1,309	7,390	2,113	1,152	44	26,971
Additions	8	240	59	67	324	43	49	1	791
Deletions	(1)	–	(3)	(5)	(72)	(6)	(16)	(1)	(104)
Translation difference	–	(6)	–	–	(3)	(1)	3	–	(7)
Gross carrying value as at March 31, 2021	1,399	10,565	3,296	1,371	7,639	2,149	1,188	44	27,651
Accumulated depreciation as at January 1, 2021	–	(3,578)	(2,362)	(1,018)	(5,466)	(1,536)	(670)	(32)	(14,662)
Depreciation	–	(98)	(67)	(30)	(241)	(52)	(49)	(1)	(538)
Accumulated depreciation on deletions	–	–	3	5	63	5	16	1	93
Translation difference	–	1	1	–	8	3	3	–	16
Accumulated depreciation as at March 31, 2021	–	(3,675)	(2,425)	(1,043)	(5,636)	(1,580)	(700)	(32)	(15,091)
Carrying value as at January 1, 2021	1,392	6,753	878	291	1,924	577	482	12	12,309
Carrying value as at March 31, 2021	1,399	6,890	871	328	2,003	569	488	12	12,560

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2020 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2020	1,316	9,460	3,060	1,209	6,513	1,964	1,026	43	24,591
Additions	2	524	124	55	192	115	42	1	1,055
Additions - Business Combination	–	–	–	1	2	1	4	–	8
Deletions	–	–	(1)	(1)	(38)	(8)	(17)	–	(65)
Translation difference	–	32	2	1	7	1	8	1	52
Gross carrying value as at March 31, 2020	1,318	10,016	3,185	1,265	6,676	2,073	1,063	45	25,641
Accumulated depreciation as at January 1, 2020	–	(3,190)	(2,066)	(903)	(4,711)	(1,327)	(519)	(26)	(12,742)
Depreciation	–	(91)	(79)	(32)	(209)	(62)	(42)	(2)	(517)
Accumulated depreciation on deletions	–	–	1	1	38	8	17	–	65
Translation difference	–	(3)	(1)	–	(3)	1	(6)	–	(12)
Accumulated depreciation as at March 31, 2020	–	(3,284)	(2,145)	(934)	(4,885)	(1,380)	(550)	(28)	(13,206)
Carrying value as at January 1, 2020	1,316	6,270	994	306	1,802	637	507	17	11,849
Carrying value as at March 31, 2020	1,318	6,732	1,040	331	1,791	693	513	17	12,435

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2021 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2020	1,318	10,016	3,185	1,265	6,676	2,073	1,063	45	25,641
Additions	82	511	117	118	1,159	91	152	1	2,231
Additions - Business Combination (Refer to Note 2.1)	–	–	1	2	4	2	1	–	10
Deletions	(1)	–	(10)	(16)	(211)	(19)	(33)	(2)	(292)
Translation difference	–	38	3	2	11	2	5	–	61
Gross carrying value as at March 31, 2021	1,399	10,565	3,296	1,371	7,639	2,149	1,188	44	27,651
Accumulated depreciation as at April 1, 2020	–	(3,284)	(2,145)	(934)	(4,885)	(1,380)	(550)	(28)	(13,206)
Depreciation	–	(386)	(290)	(123)	(954)	(222)	(185)	(6)	(2,166)
Accumulated depreciation on deletions	–	–	10	15	199	18	33	2	277
Translation difference	–	(5)	–	(1)	4	4	2	–	4
Accumulated depreciation as at March 31, 2021	–	(3,675)	(2,425)	(1,043)	(5,636)	(1,580)	(700)	(32)	(15,091)
Carrying value as at April 1, 2020	1,318	6,732	1,040	331	1,791	693	513	17	12,435
Carrying value as at March 31, 2021	1,399	6,890	871	328	2,003	569	488	12	12,560

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2020 are as follows:

(In crore)

Particulars	Land - Freehold	Land - Leasehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2019	1,307	605	8,926	2,709	1,101	5,846	1,620	739	38	22,891
Additions	11	–	1,056	475	169	930	465	324	7	3,437
Additions - Business Combination	–	–	–	–	1	62	9	6	–	78
Deletions	–	–	–	(3)	(8)	(179)	(24)	(18)	(1)	(233)
Reclassified on account of adoption of Ind AS 116	–	(605)	–	–	–	–	–	–	–	(605)
Translation difference	–	–	34	4	2	17	3	12	1	73
Gross carrying value as at March 31, 2020	1,318	–	10,016	3,185	1,265	6,676	2,073	1,063	45	25,641
Accumulated depreciation as at April 1, 2019	–	(33)	(2,927)	(1,841)	(813)	(4,192)	(1,170)	(414)	(22)	(11,412)
Depreciation	–	–	(353)	(306)	(128)	(862)	(233)	(146)	(7)	(2,035)
Accumulated depreciation on deletions	–	–	–	3	8	179	23	18	1	232
Reclassified on account of adoption of Ind AS 116	–	33	–	–	–	–	–	–	–	33
Translation difference	–	–	(4)	(1)	(1)	(10)	–	(8)	–	(24)
Accumulated depreciation as at March 31, 2020	–	–	(3,284)	(2,145)	(934)	(4,885)	(1,380)	(550)	(28)	(13,206)
Carrying value as at April 1, 2019	1,307	572	5,999	868	288	1,654	450	325	16	11,479
Carrying value as at March 31, 2020	1,318	–	6,732	1,040	331	1,791	693	513	17	12,435

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortisation expense in the Consolidated Statement of Profit and Loss.

2.3 GOODWILL

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in the Consolidated Statement of Profit and Loss and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Carrying value at the beginning	5,286	3,540
Goodwill on Hipus acquisition (Refer to Note 2.1)	–	108
Goodwill on Stater acquisition (Refer to Note 2.1)	–	399
Goodwill on Simplus acquisition (Refer to Note 2.1)	–	983
Goodwill on acquisitions (Refer to Note 2.1)	758	–
Translation differences	35	256
Carrying value at the end	6,079	5,286

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition.

2.4 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Non-current
Unquoted
Investments carried at fair value through other comprehensive income
Preference securities	165	101
Equity instruments	2	1
	167	102
Investments carried at fair value through profit and loss
Preference securities	11	9
Compulsorily convertible debentures	7	–
Others (1)	74	54
	92	63
Quoted
Investments carried at amortized cost
Tax free bonds	2,131	1,825
Government bonds	21	21
	2,152	1,846
Investments carried at fair value through other comprehensive income
Non convertible debentures	3,985	1,462
Government securities	5,467	664
	9,452	2,126
Total non-current investments	11,863	4,137
Current
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	1,500	2,104
	1,500	2,104
Investments carried at fair value through other comprehensive income
Certificates of deposit	–	1,126
	–	1,126
Quoted
Investments carried at fair value through profit and loss
Fixed maturity plan securities	–	489
	–	489
Investments carried at fair value through other comprehensive income
Non convertible debentures	842	936
	842	936
Total current investments	2,342	4,655
Total investments	14,205	8,792
Aggregate amount of quoted investments	12,446	5,397
Market value of quoted investments (including interest accrued), current	843	1,425
Market value of quoted investments (including interest accrued), non current	11,997	4,268
Aggregate amount of unquoted investments	1,759	3,395
Investments carried at amortized cost	2,152	1,846
Investments carried at fair value through other comprehensive income	10,461	4,290
Investments carried at fair value through profit or loss	1,592	2,656

(1)	Uncalled capital commitments outstanding as at March 31, 2021 and March 31, 2020 was 42 crore and 61 crore, respectively.

Refer to Note 2.10 for Accounting policies on Financial Instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2021	March 31, 2020
Liquid mutual fund units	Quoted price	1,500	2,104
Fixed maturity plan securities	Market observable inputs	–	489
Tax free bonds and government bonds	Quoted price and market observable inputs	2,536	2,144
Non-convertible debentures	Quoted price and market observable inputs	4,827	2,398
Government securities	Quoted price	5,467	664
Certificate of deposits	Market observable inputs	–	1,126
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	167	102
Unquoted equity and preference securities - carried at fair value through profit and loss	Discounted cash flows method, Market multiples method, Option pricing model	11	9
Unquoted compulsorily convertible debentures - carried at fair value through profit and loss	Discounted cash flows method	7	–
Others	Discounted cash flows method, Market multiples method, Option pricing model	74	54
Total		14,589	9,090

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5 LOANS

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Non Current
Unsecured, considered good
Other loans
Loans to employees	32	21
	32	21
Unsecured, considered doubtful
Other loans
Loans to employees	28	30
	60	51
Less: Allowance for doubtful loans to employees	28	30
Total non-current loans	32	21
Current
Unsecured, considered good
Other loans
Loans to employees	159	239
Total current loans	159	239
Total loans	191	260

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Non Current
Security deposits (1)	49	50
Rental deposits (1)	217	221
Unbilled revenues (1)#	399	-
Net investment in sublease of right of use asset (1)	350	398
Restricted deposits(1)*	42	55
Others (1)	84	13
Total non-current other financial assets	1,141	737
Current
Security deposits (1)	6	8
Rental deposits (1)	30	27
Restricted deposits (1)*	2,016	1,795
Unbilled revenues (1)#	3,173	2,796
Interest accrued but not due (1)	620	474
Foreign currency forward and options contracts (2) (3)	188	62
Net investment in sublease of right of use asset (1)	38	35
Others (1)	339	260
Total current other financial assets	6,410	5,457
Total other financial assets	7,551	6,194
(1) Financial assets carried at amortized cost	7,363	6,132
(2) Financial assets carried at fair value through other comprehensive income	25	9
(3) Financial assets carried at fair value through profit or loss	163	53

*	Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Current
Unsecured
Considered good	19,294	18,487
Considered doubtful	619	557
	19,913	19,044
Less: Allowance for credit loss	619	557
Total trade receivables(1)	19,294	18,487
(1) Includes dues from companies where directors are interested	–	–

2.8 CASH AND CASH EQUIVALENTS

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Balances with banks
In current and deposit accounts	20,069	12,288
Cash on hand	–	–
Others
Deposits with financial institutions	4,645	6,361
Total cash and cash equivalents	24,714	18,649
Balances with banks in unpaid dividend accounts	33	30
Deposit with more than 12 months maturity	13,659	6,895
Balances with banks held as margin money deposits against guarantees	71	71

Cash and cash equivalents as at March 31, 2021 and March 31, 2020 include restricted cash and bank balances of 504 crore and 396 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Non Current
Capital advances	141	310
Advances other than capital advances
Others
Withholding taxes and others	705	777
Unbilled revenues #	195	-
Defined benefit plan assets	19	151
Prepaid expenses	78	87
Deferred Contract Cost	143	101
Other receivables	-	-
Total Non-Current other assets	1,281	1,426
Current
Advances other than capital advances
Payment to vendors for supply of goods	141	145
Others
Unbilled revenues #	4,354	4,325
Withholding taxes and others	2,091	1,583
Prepaid expenses	1,160	968
Deferred Contract Cost	65	33
Other receivables	3	28
Total Current other assets	7,814	7,082
Total other assets	9,095	8,508

#	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

2.10 FINANCIAL INSTRUMENTS

Accounting policy

2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of those instruments.

2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2021 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.8)	24,714	–	–	–	–	24,714	24,714
Investments (Refer to Note 2.4)
Equity and preference securities	–	–	11	167	–	178	178
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax-free bonds and government bonds	2,152	–	–	–	–	2,152	2,536(1)
Liquid mutual fund units	–	–	1,500	–	–	1,500	1,500
Non convertible debentures	–	–	–	–	4,827	4,827	4,827
Government securities	–	–	–	–	5,467	5,467	5,467
Other investments	–	–	74	–	–	74	74
Trade receivables (Refer to Note 2.7)	19,294	–	–	–	–	19,294	19,294
Loans (Refer to Note 2.5)	191	–	–	–	–	191	191
Other financials assets (Refer to Note 2.6)(3)	7,363	–	163	–	25	7,551	7,459(2)
Total	53,714	–	1,755	167	10,319	65,955	66,247
Liabilities:
Trade payables	2,645	–	–	–	–	2,645	2,645
Lease liabilities (Refer to Note 2.19)	5,325	–	–	–	–	5,325	5,325
Financial Liability under option arrangements (Refer to Note 2.12)	–	–	693	–	–	693	693
Other financial liabilities (Refer to Note 2.12)	9,877	–	217	–	–	10,094	10,094
Total	17,847	–	910	–	–	18,757	18,757

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 92 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2020 were as follows:

(In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.8)	18,649	–	–	–	–	18,649	18,649
Investments (Refer to Note 2.4)
Equity and preference securities	–	–	9	102	–	111	111
Tax–free bonds and government bonds	1,846	–	–	–	–	1,846	2,144(1)
Liquid mutual fund units	–	–	2,104	–	–	2,104	2,104
Non convertible debentures	–	–	–	–	2,398	2,398	2,398
Government securities	–	–	–	–	664	664	664
Certificates of deposit	–	–	–	–	1,126	1,126	1,126
Other investments	–	–	54	–	–	54	54
Fixed maturity plan securities	–	–	489	–	–	489	489
Trade receivables (Refer to Note 2.7)	18,487	–	–	–	–	18,487	18,487
Loans (Refer to Note 2.5)	260	–	–	–	–	260	260
Other financials assets (Refer to Note 2.6)(3)	6,132	–	53	–	9	6,194	6,112(2)
Total	45,374	–	2,709	102	4,197	52,382	52,598
Liabilities:
Trade payables	2,852	–	–	–	–	2,852	2,852
Lease liabilities (Refer to Note 2.19)	4,633	–	–	–	–	4,633	4,633
Financial Liability under option arrangements (Refer to Note 2.12)	–	–	621	–	–	621	621
Other financial liabilities (Refer to Note 2.12)	7,966	–	811	–	20	8,797	8,797
Total	15,451	–	1,432	–	20	16,903	16,903

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 82 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 -Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2021:

(In crore)

Particulars	As at March 31, 2021	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer to Note 2.4)	1,500	1,500	–	–
Investments in tax-free bonds (Refer to Note 2.4)	2,513	1,352	1,161	–
Investments in government bonds (Refer to Note 2.4)	23	23	–	–
Investments in non convertible debentures (Refer to Note 2.4)	4,827	4,532	295	–
Investment in Government securities (Refer to Note 2.4)	5,467	5,467	–	–
Investments in equity instruments (Refer to Note 2.4)	2	–	–	2
Investments in preference securities (Refer to Note 2.4)	176	–	–	176
Investments in compulsorily convertible debentures (Refer to Note 2.4)	7	–	–	7
Other investments (Refer to Note 2.4)	74	–	–	74
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to Note 2.6)	188	–	188	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to Note 2.12)	56	–	56	–
Financial liability under option arrangements	693	–	–	693
Liability towards contingent consideration (Refer to Note 2.12)(1)	161	–	–	161

(1) Discount rate pertaining to contingent consideration ranges from 8% to 14.5% .

During the year ended March 31, 2021, tax free bonds and non-convertible debentures of 107 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, tax free bonds and non-convertible debentures of 1,177 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2020 was as follows:

(In crore)

Particulars	As at March 31, 2020	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer to Note 2.4)	2,104	2,104	–	–
Investments in tax free bonds (Refer to Note 2.4)	2,122	1,960	162	–
Investments in government bonds (Refer to Note 2.4)	22	22	–	–
Investments in non convertible debentures (Refer to Note 2.4)	2,398	2,032	366	–
Investments in certificates of deposit (Refer to Note 2.4)	1,126	–	1,126	–
Investment in Government securities (Refer to Note 2.4)	664	664	–	–
Investments in fixed maturity plan securities (Refer to Note 2.4)	489	–	489	–
Investments in equity instruments (Refer to Note 2.4)	1	–	–	1
Investments in preference securities (Refer to Note 2.4)	110	–	–	110
Other investments (Refer to Note 2.4)	54	–	–	54
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to Note 2.6)	62	–	62	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to Note 2.12)	491	–	491	–
Financial liability under option arrangements	621	–	–	621
Liability towards contingent consideration (Refer to Note 2.12)(1)	340	–	–	340

(1) Discount rate pertaining to contingent consideration ranges from 8% to 14% .

During the year ended March 31, 2020, tax free bonds and non-convertible debentures of 662 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and 50 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non convertible debentures. The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from Securities premium.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value has been classified as securities premium.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Other reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity include currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than Indian rupees is recognized in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2021	March 31, 2020
Authorized
Equity shares, 5 par value
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5 par value(1)	2,124	2,122
424,51,46,114 (424,07,53,210) equity shares fully paid-up(2)
	2,124	2,122

Note: Forfeited shares amounted to 1,500 (1,500)

(1) Refer to Note 2.20 for details of basic and diluted shares

(2) Net of treasury shares 1,55,14,732 (1,82,39,356)

The Company has only one class of shares referred to as equity shares having a par value of 5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

For details of shares reserved for issue under the employee stock option plan of the Company refer to the note below.

Capital allocation policy and buyback

Effective from fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback include applicable taxes.

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at March 31, 2021, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. The Finance Act 2020 has repealed the Dividend Distribution Tax (DDT). Companies are now required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is also subject to withholding tax at applicable rates.

Amount of per share dividend recognized as distribution to equity shareholders:

(in )

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Final dividend for fiscal 2019	–	–	–	10.50
Final dividend for fiscal 2020	–	–	9.50	–
Interim dividend for fiscal 2020	–	–	–	8.00
Interim dividend for fiscal 2021	–	–	12.00	–

During the year ended March 31, 2021, on account of the final dividend for fiscal 2020 and interim dividend for fiscal 2021, the Company has incurred a net cash outflow of 9,120 crore (excluding dividend paid on treasury shares).

The Board of Directors in their meeting on April 14, 2021 recommended a final dividend of 15/- per equity share for the financial year ended March 31, 2021. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 19, 2021 and if approved would result in a net cash outflow of approximately 6,368 crore (excluding dividend paid on treasury shares).

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2021 and March 31, 2020 are as follows:

(In crore, except as stated otherwise)

Particulars	As at March 31, 2021		As at March 31, 2020
	Shares	Amount	Shares	Amount
As at the beginning of the period	424,07,53,210	2,122	433,59,54,462	2,170
Add: Shares issued on exercise of employee stock options	43,92,904	2	26,66,014	1
Less: Shares bought back	–	–	9,78,67,266	49
As at the end of the period	424,51,46,114	2,124	424,07,53,210	2,122

Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, up to 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 15,514,732 and 18,239,356 shares as at March 31, 2021 and March 31, 2020, respectively under the 2015 plan. Out of these shares 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2021 and March 31, 2020.

The following is the summary of grants during the three months and year ended March 31, 2021 and March 31, 2020:

Particulars	2019 Plan				2015 Plan
	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020	2021	2020	2021	2020
Equity Settled RSU
KMPs	106,000	169,000	313,808	356,793	253,054	295,800	457,151	507,896
Employees other than KMP	1,282,600	1,734,500	1,282,600	1,734,500	2,144,960	1,370,250	2,203,460	3,346,280
	1,388,600	1,903,500	1,596,408	2,091,293	2,398,014	1,666,050	2,660,611	3,854,176
Cash settled RSU
KMPs	–	–	–	–	–	180,400	–	180,400
Employees other than KMP	–	–	–	–	115,250	377,260	115,250	475,740
	–	–	–	–	115,250	557,660	115,250	656,140
Total Grants	1,388,600	1,903,500	1,596,408	2,091,293	2,513,264	2,223,710	2,775,861	4,510,316

Notes on grants to KMP:

CEO & MD

Under the 2015 Plan:

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 25,775 RSUs was made effective February 1, 2021 for fiscal 2021. Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of March 31, 2021, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments.

The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value of 13 crore for fiscal 2021 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 192,964 performance based RSU’s were granted effective May 2, 2020.

Under the 2019 Plan:

The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 148,434 performance based RSU’s were granted effective May 2, 2020.

COO and Whole time director

Under the 2019 Plan:

The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 4 crore for fiscal 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 59,374 performance based RSU’s were granted effective May 2, 2020.

Other KMPs

Under the 2015 Plan:

On April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 11,133 RSUs to other KMP under the 2015 Plan. The grants were made effective May 2, 2020. The performance based RSUs will vest over three years based on certain performance targets.

On January 13, 2021, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 13,879 RSUs to other KMPs under the 2015 Plan. The grants were made effective February 1, 2021. These RSUs will vest over four years.

On March 30, 2021, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 213,400 RSUs to other KMPs under the 2015 plan. The grants were made effective March 31, 2021. These RSUs will vest over four years.

Under the 2019 plan:

On March 30, 2021, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance based grants of 106,000 RSUs to other KMPs under the 2019 plan. The grants were made effective March 31, 2021. These RSUs will vest over three years based on achievement of certain performance targets.

Break-up of employee stock compensation expense:

(in crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Granted to:
KMP	20	11	76	56
Employees other than KMP	56	55	257	193
Total (1)	76	66	333	249
(1) Cash-settled stock compensation expense included above	20	7	80	11

Share based payment arrangements that were modified during the year ended March 31, 2020:

During the year ended March 31, 2020, the company issued stock appreciation rights as replacement for outstanding ADS settled RSU and ESOP awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts' dated October 10, 2019 which prohibited companies to allot ADS to Indian residents and Non resident Indians. The awards were granted after necessary approvals from the NARC. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of 57 crore is recognized as financial liability with a corresponding adjustment to equity.

Share based payment arrangements that were modified during the year ended March 31, 2021:

During the year ended March 31, 2021, the company issued ADS settled RSU and ESOP awards as replacement for outstanding stock appreciation rights awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts - Clarifications' dated December 18, 2020 which allows Non resident Indians to hold depository reciepts. The awards were granted after necessary approvals from the NARC. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of 85 crore is recognized as equity with a corresponding adjustment to financial liability.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2021- Equity Shares-RSU	Fiscal 2021- ADS-RSU	Fiscal 2020- Equity Shares-RSU	Fiscal 2020- ADS-RSU
Weighted average share price () / ($ ADS)	1,253	18.46	728	10.52
Exercise price () / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	30-35	30-36	22-30	22-26
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	4-5	0.1-0.3	6-7	1-3
Weighted average fair value as on grant date () / ($ ADS)	1,124	16.19	607	7.84

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Non-current
Others
Accrued compensation to employees (1)	–	22
Accrued expenses (1)	569	–
Compensated absences	97	38
Financial liability under option arrangements (2)	693	621
Payable for acquisition of business - Contingent consideration(2)	86	121
Other Payables (1)	69	5
Total non-current other financial liabilities	1,514	807
Current
Unpaid dividends (1)	33	30
Others
Accrued compensation to employees (1)	4,019	2,958
Accrued expenses (1)	4,475	3,921
Retention monies (1)	13	72
Payable for acquisition of business - Contingent consideration (2)	75	219
Payable by controlled trusts (1)	199	188
Compensated absences	2,020	1,832
Foreign currency forward and options contracts (2)(3)	56	491
Capital creditors (1)	371	280
Other payables (1)	129	490
Total current other financial liabilities	11,390	10,481
Total other financial liabilities	12,904	11,288
(1) Financial liability carried at amortized cost	9,877	7,966
(2) Financial liability carried at fair value through profit or loss	910	1,432
(3) Financial liability carried at fair value through other comprehensive income	–	20
Contingent consideration on undiscounted basis	181	367

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Non-current
Others
Withholding taxes and others	364	–
Deferred income - government grants	57	43
Accrued defined benefit plan liability	324	213
Deferred income	17	21
Others	1	2
Total non-current other liabilities	763	279
Current
Unearned revenue	4,050	2,990
Client deposit	–	18
Others
Withholding taxes and others	2,170	1,759
Accrued defined benefit plan liability	6	67
Deferred income - government grants	3	2
Others	4	6
Total current other liabilities	6,233	4,842
Total other liabilities	6,996	5,121

2.14 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Current
Others
Post-sales client support and other provisions	713	572
Total provisions	713	572

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.15 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the Consolidated Statement of Profit and Loss comprises:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Current taxes	1,662	1,335	6,672	5,775
Deferred taxes	195	(174)	533	(407)
Income tax expense	1,857	1,161	7,205	5,368

Income tax expense for the three months ended March 31, 2021 and March 31, 2020 includes reversal (net of provisions) of 62 crore and 183 crore, respectively. Income tax expense for the year ended March 31, 2021 and March 31, 2020 includes reversal (net of provisions) of 348 crore and 379 crore, respectively. These reversals pertains to prior periods on account of adjudication of certain disputed matters in favor of the Company and upon filing of return across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Profit before income taxes	6,935	5,496	26,628	22,007
Enacted tax rates in India	34.94%	34.94%	34.94%	34.94%
Computed expected tax expense	2,423	1,921	9,305	7,691
Tax effect due to non-taxable income for Indian tax purposes	(677)	(741)	(2,569)	(2,718)
Overseas taxes	186	125	732	728
Tax provision (reversals)	(62)	(183)	(348)	(379)
Effect of exempt non-operating income	(8)	(16)	(34)	(41)
Effect of unrecognized deferred tax assets	–	(9)	10	53
Effect of differential tax rates	(27)	(7)	(129)	(81)
Effect of non-deductible expenses	53	13	148	120
Branch profit tax (net of credits)	(2)	55	(27)	(35)
Others	(29)	3	117	30
Income tax expense	1,857	1,161	7,205	5,368

The applicable Indian corporate statutory tax rate for the three months and year ended March 31, 2021 and March 31, 2020 is 34.94% each.

Deferred income tax for the three months and year ended March 31, 2021 and March 31, 2020 substantially relates to origination and reversal of temporary differences.

2.16 REVENUE FROM OPERATIONS

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended have been used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them. Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered. Such capitalized contract costs are amortized over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Profit and Loss.

Revenue from operation for the three months and year ended March 31, 2021 and March 31, 2020 are as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Revenue from software services	24,555	21,808	93,387	85,260
Revenue from products and platforms	1,756	1,459	7,085	5,531
Total revenue from operations	26,311	23,267	100,472	90,791

The Group has evaluated the impact of COVID – 19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts; (ii) onerous obligations; (iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The Group has concluded that the impact of COVID – 19 is not material based on these estimates. Due to the nature of the pandemic, the Group continues to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the three months ended March 31, 2021 and March 31, 2020:

 (In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	5,383	2,616	1,632	1,709	1,371	1,982	1,265	247	16,205
	4,276	2,433	1,796	1,619	1,322	1,700	1,015	170	14,331
Europe	1,631	1,059	798	1,233	1,092	52	502	51	6,418
	1,540	993	555	1,110	937	54	435	58	5,682
India	422	24	52	20	13	82	2	182	797
	342	10	38	5	25	65	11	113	609
Rest of the world	1,241	203	674	271	57	8	27	410	2,891
	1,124	186	628	258	79	12	23	335	2,645
Total	8,677	3,902	3,156	3,233	2,533	2,124	1,796	890	26,311
	7,282	3,622	3,017	2,992	2,363	1,831	1,484	676	23,267
Revenue by offerings
Digital	4,274	2,141	1,776	1,670	1,324	1,098	918	344	13,545
	3,164	1,683	1,314	1,248	949	682	508	217	9,765
Core	4,403	1,761	1,380	1,563	1,209	1,026	878	546	12,766
	4,118	1,939	1,703	1,744	1,414	1,149	976	459	13,502
Total	8,677	3,902	3,156	3,233	2,533	2,124	1,796	890	26,311
	7,282	3,622	3,017	2,992	2,363	1,831	1,484	676	23,267

For the year ended March 31, 2021 and March 31, 2020:

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	19,517	9,722	6,791	6,935	5,126	8,052	4,728	769	61,640
	16,749	9,222	7,332	6,456	5,131	6,537	3,816	564	55,807
Europe	6,415	4,165	2,893	4,481	3,962	164	2,013	210	24,303
	5,983	3,966	1,925	4,207	3,576	191	1,892	176	21,916
India	1,568	61	229	33	53	294	16	645	2,899
	1,311	48	192	12	88	207	39	468	2,365
Rest of the world	5,083	797	2,715	1,090	306	50	113	1,476	11,630
	4,582	799	2,535	1,061	336	37	90	1,263	10,703
Total	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	100,472
	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791
Revenue by offerings
Digital	15,547	7,695	6,478	6,077	4,567	4,160	3,020	1,143	48,687
	11,562	6,165	4,843	4,485	3,481	2,541	1,850	690	35,617
Core	17,036	7,050	6,150	6,462	4,880	4,400	3,850	1,957	51,785
	17,063	7,870	7,141	7,251	5,650	4,431	3,987	1,781	55,174
Total	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	100,472
	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

* Geographical revenues is based on the domicile of customer

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning, Panaya platform, Skava platform, Stater digital platform and Infosys McCamish- insurance platform.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Consolidated Balance Sheet.

2.17 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for other subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the interim condensed consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months and year ended March 31, 2021 and March 31, 2020 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Interest income on financial assets carried at amortized cost:
Tax free bonds and Government bonds	37	35	143	143
Deposit with Bank and others	252	292	1,052	1,146
Interest income on financial assets carried at fair value through other comprehensive income:
Non-convertible debentures and certificates of deposit, commercial paper and government securities	128	65	409	322
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	–	–	11	2
Gain / (loss) on liquid mutual funds and other investments	7	35	74	183
Income on investments carried at fair value through other comprehensive income	2	4	82	41
Interest income on income tax refund	2	8	4	259
Exchange gains/ (losses) on foreign currency forward and options contracts	90	(477)	556	(511)
Exchange gains/ (losses) on translation of assets and liabilities	(10)	594	(346)	1,023
Miscellaneous income, net	37	58	216	195
Total other income	545	614	2,201	2,803

2.18 EXPENSES

Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Employee benefit expenses
Salaries including bonus	14,052	12,489	53,616	49,252
Contribution to provident and other funds	238	283	1,337	1,107
Share based payments to employees (Refer to Note 2.11)	76	66	333	249
Staff welfare	74	78	255	279
	14,440	12,916	55,541	50,887
Cost of software packages and others
For own use	320	268	1,221	1,035
Third party items bought for service delivery to clients	752	487	3,002	1,668
	1,072	755	4,223	2,703
Other expenses
Repairs and maintenance	325	400	1,300	1,480
Power and fuel	31	53	143	229
Brand and marketing	103	143	355	528
Short-term leases (Refer to Note 2.19)	22	24	82	89
Rates and taxes	74	64	256	193
Consumables	31	33	111	100
Insurance	33	23	134	90
Provision for post-sales client support and others	3	–	39	–
Commission to non-whole time directors	1	2	6	8
Impairment loss recognized / (reversed) under expected credit loss model	7	74	190	172
Contributions towards Corporate Social responsibility*	103	130	439	385
Others	108	125	231	382
	841	1,071	3,286	3,656

*	Includes 37 crore which the Company intends to spend in the future relating to and in addition to the amounts spent in the prior years

2.19 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land, buildings and computers. The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of the leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right of use assets for the three months ended March 31, 2021:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of January 1, 2021	632	3,750	19	110	4,511
Additions*	–	433	2	58	493
Deletions	–	(7)	–	–	(7)
Depreciation	(2)	(149)	(2)	(12)	(165)
Translation difference	–	(43)	–	5	(38)
Balance as of March 31, 2021	630	3,984	19	161	4,794

* Net of lease incentives of 9 crore related to lease of buildings

Following are the changes in the carrying value of right of use assets for the three months ended March 31, 2020:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of January 1, 2020	625	3,169	18	42	3,854
Additions*	1	478	–	1	480
Deletion	–	(23)	(1)	–	(24)
Depreciation	(1)	(149)	(2)	(2)	(154)
Translation difference	1	10	–	1	12
Balance as of March 31, 2020	626	3,485	15	42	4,168

* Net of lease incentives of 47 crore related to lease of buildings

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2021:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2020	626	3,485	15	42	4,168
Additions*	7	1,234	13	140	1,394
Deletions	–	(147)	–	–	(147)
Depreciation	(7)	(591)	(11)	(26)	(635)
Translation difference	4	3	2	5	14
Balance as of March 31, 2021	630	3,984	19	161	4,794

*Net of lease incentives of 94 crore related to lease of buildings

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2020:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2019	–	2,898	9	–	2,907
Reclassified on account of adoption of Ind AS 116	634	–	–	–	634
Additions*	1	1,064	6	49	1,120
Additions through business combination	–	177	10	–	187
Deletions	(3)	(130)	(1)	–	(134)
Depreciation	(6)	(540)	(9)	(8)	(563)
Translation difference	–	16	–	1	17
Balance as of March 31, 2020	626	3,485	15	42	4,168

* Net of lease incentives of 115 crore related to lease of buildings

The aggregate depreciation on ROU assets has been included under depreciation and amortisation expense in the Consolidated Statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Current lease liabilities	738	619
Non-current lease liabilities	4,587	4,014
Total	5,325	4,633

2.20 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.21 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Contingent liabilities :
Claims against the Group, not acknowledged as debts(1)	4,061	3,583
[Amount paid to statutory authorities 6,105 crore (5,353 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(2)	733	1,365
Other commitments*	42	61

*	Uncalled capital pertaining to investments

(1)	As at March 31, 2021, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 3,462 crore.

The claims against the Group majorly represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Appellate Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to 6095 crore.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal Proceedings

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s Management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.22 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2020 for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the year ended March 31, 2021, the following are the changes in the subsidiaries:

-	On June 1, 2020, Fluido Oy, acquired 100% of the voting interests in Simplus U.K, Ltd and Simplus Ireland, Ltd. from Simplus Europe, Ltd.

-	Brilliant Basics (MENA) DMCC, a wholly-owned subsidiary of Brilliant Basics Holdings Limited, has been liquidated effective July 17, 2020.

-	Infosys Limited Bulgaria EOOD, a wholly-owned subsidiary of Infosys Ltd, incorporated on September 11, 2020.

-	On October 1, 2020, Infy Consulting Company Limited, a Wholly-owned subsidiary of Infosys Consulting Holding AG) acquired 100% of voting interests in GuideVision s.r.o along with its five subsidiaries GuideVision Deutschland GmbH, GuideVision Suomi Oy, GuideVision Magyarország Kft., GuideVision Polska SP. Z O.O. and GuideVision UK Ltd (Refer to Note 2.1).

-	On October 9, 2020, Infosys Nova Holdings LLC, a wholly owned subsidiary of Infosys Limited, acquired 100% voting interest in Kaleidoscope Animations, Inc. along with its subsidiary Kaleidoscope Prototyping LLC (Refer to Note 2.1).

-	Infosys Consulting Sp. z.o.o was merged with Infosys Poland Sp. z.o.o, effective October 21, 2020.

-	On October 27, 2020, Infosys Nova Holding LLC, a wholly-owned subsidiary of Infosys Limited, acquired 100% voting interest in Beringer Commerce Inc and Beringer Capital Digital Group Inc along with its subsidiaries Mediotype LLC, Beringer Commerce Holdings LLC, SureSource LLC, Blue Acorn LLC, Simply Commerce LLC and iCiDIGITAL LLC.

-	Lodestone Management Consultants Portugal, Unipessoal, Lda, a wholly subsidiary of Infosys Consulting Holding AG, has been liquidated effective November 19, 2020.

-	Infosys BPM UK Limited, a wholly owned subsidiary of Infosys BPM Ltd, incorporated, effective December 9, 2020.

-	Fluido Newco AB merged into Fluido Sweden AB (Extero), effective December 18, 2020.

-	Stater Deutschland Verwaltungs-GmbH and Stater Deutschland GmbH & Co. KG merged into Stater Duitsland B.V., effective December 18, 2020. Stater Duitsland B.V. merged with Stater N.V., effective December 23, 2020.

-	Infosys Consulting s.r.o. v likvidaci (formerly called Infosys Consulting s.r.o.).

-	On December 29, 2020, Stater Participation B.V acquired non-controlling interest of 28.01% of the voting interests in Stater Belgium N.V.

-	Infosys Turkey Bilgi Teknolojikeri Limited Sirketi, a wholly owned subsidiary of Infosys Ltd, incorporated on December 30, 2020.

-	Infosys CIS LLC, a wholly owned subsidiary of Infosys Limited, liquidated effective January 28, 2021

-	Kallidus Inc, (Kallidus) , a wholly owned subsidiary of Infosys Limited, liquidated effective March 9, 2021.

-	Infosys Germany Holding Gmbh, a wholly owned subsidiary of Infosys Limited, incorporated effective March 23, 2021

-	Skava Systems Pvt. Ltd. (Skava Systems), a wholly owned subsidiary of Infosys Limited, is under liquidation.

-	On March 28, 2021 Infosys Limited and Infosys Germany Holding Gmbh registered Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm.

Change in key management personnel

The following are the changes in the key management personnel:

- D.N. Prahlad (resigned as a member of the Board effective April 20, 2020)

- Uri Levine (appointed as an independent director effective April 20, 2020)

- Bobby Parikh (appointed as an independent director effective July 15, 2020)

- Dr. Punita Kumar-Sinha (retired as member of the Board effective January 13, 2021)

- Chitra Nayak (appointed as an independent director effective March 25, 2021)

Transaction with key management personnel:

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)	37	29	144	118
Commission and other benefits to non-executive/independent directors	1	2	6	8
Total	38	31	150	126

(1)	Total employee stock compensation expense for the three months ended March 31, 2021 and March 31, 2020 includes a charge of 20 crore and 11 crore, respectively, towards key managerial personnel. For the year ended March 31, 2021 and March 31, 2020 includes a charge of 76 crore and 56 crore respectively, towards key managerial personnel. (Refer to Note 2.11)

(2)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

Proposed transfer of CSR assets

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company intends to transfer its CSR capital assets created prior to January 2021 to a controlled subsidiary (referred to as “ the Subsidiary” ) to be established in accordance with Section 8 of the Companies Act, 2013 for charitable objects. The transfer will be undertaken upon obtaining the required approvals from regulatory authorities.

The Subsidiary will be included in the consolidated financial statements of the Company commencing in the period from formation because the Company will have the power to direct all of the Subsidiary’s relevant activities which affects returns and the Company will be exposed to any future financial support which may be required by the Subsidiary.

The Company evaluated the impact of the Rules on the carrying amount of the capital asset of 283 crore in the consolidated financial statements as at March 31, 2021, and concluded that the recoverable amount of capital asset, estimated based on future cash flows from continuing use of the capital asset is expected to exceed the carrying amount including in the period subsequent to the transfer to the Subsidiary.

2.23 SEGMENT REPORTING

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations.

Business Segments

Three months ended March 31, 2021 and March 31, 2020:

(In crore)

Particulars	Financial Services (1)	Retail (2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	8,677	3,902	3,156	3,233	2,533	2,124	1,796	890	26,311
	7,282	3,622	3,017	2,992	2,363	1,831	1,484	676	23,267
Identifiable operating expenses	4,891	1,823	1,812	1,685	1,309	1,225	942	485	14,172
	3,808	1,790	1,769	1,481	1,246	1,056	827	422	12,399
Allocated expenses	1,547	694	635	616	517	341	307	211	4,868
	1,611	774	688	655	560	344	313	217	5,162
Segmental operating income	2,239	1,385	709	932	707	558	547	194	7,271
	1,863	1,058	560	856	557	431	344	37	5,706
Unallocable expenses									831
									779
Other income, net (Refer to Note 2.17)									545
									614
Finance cost									50
									45
Profit before tax									6,935
									5,496
Income tax expense									1,857
									1,161
Net Profit									5,078
									4,335
Depreciation and amortization expense									831
									749
Non-cash expenses other than depreciation and amortization									–
									30

Year ended March 31, 2021 and March 31, 2020:

(In crore)

Particulars	Financial Services (1)	Retail (2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	100,472
	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791
Identifiable operating expenses	17,612	6,937	7,349	6,500	4,996	4,804	3,516	1,919	53,633
	14,977	6,989	7,084	6,104	4,991	4,125	3,212	1,486	48,968
Allocated expenses	6,025	2,691	2,484	2,487	1,888	1,302	1,198	875	18,950
	6,342	2,834	2,476	2,416	2,081	1,243	1,194	921	19,507
Segmental operating income	8,946	5,117	2,795	3,552	2,563	2,454	2,156	306	27,889
	7,306	4,212	2,424	3,216	2,059	1,604	1,431	64	22,316
Unallocable expenses									3,267
									2,942
Other income, net (Refer to Note 2.17)									2,201
									2,803
Finance cost									195
									170
Profit before tax									26,628
									22,007
Income tax expense									7,205
									5,368
Net Profit									19,423
									16,639
Depreciation and amortization expense									3,267
									2,893
Non-cash expenses other than depreciation and amortization									–
									49

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Significant clients

No client individually accounted for more than 10% of the revenues in the three moths and year ended March 31, 2021 and March 31, 2020, respectively.

2.24 FUNCTION WISE CLASSIFICATION OF CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note no	Three months ended March 31,		Year ended March 31,
		2021	2020	2021	2020
Revenue from operations	2.16	26,311	23,267	100,472	90,791
Cost of Sales		17,164	15,501	65,413	60,732
Gross profit		9,147	7,766	35,059	30,059
Operating expenses
Selling and marketing expenses		1,200	1,172	4,627	4,711
General and administration expenses		1,507	1,667	5,810	5,974
Total operating expenses		2,707	2,839	10,437	10,685
Operating profit		6,440	4,927	24,622	19,374
Other income, net	2.17	545	614	2,201	2,803
Finance cost		50	45	195	170
Profit before tax		6,935	5,496	26,628	22,007
Tax expense:
Current tax	2.15	1,662	1,335	6,672	5,775
Deferred tax	2.15	195	(174)	533	(407)
Profit for the period		5,078	4,335	19,423	16,639
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset		(146)	(21)	134	(180)
Equity instruments through other comprehensive income, net		9	(2)	119	(33)
		(137)	(23)	253	(213)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		26	–	25	(36)
Exchange differences on translation of foreign operations, net		(266)	237	130	378
Fair value changes on investments, net		(137)	15	(102)	22
		(377)	252	53	364

Total other comprehensive income / (loss), net of tax		(514)	229	306	151
Total comprehensive income for the period		4,564	4,564	19,729	16,790
Profit attributable to:
Owners of the Company		5,076	4,321	19,351	16,594
Non-controlling interests		2	14	72	45
		5,078	4,335	19,423	16,639
Total comprehensive income attributable to:
Owners of the Company		4,570	4,545	19,651	16,732
Non-controlling interests		(6)	19	78	58
		4,564	4,564	19,729	16,790

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

D.Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha Company Secretary

Bengaluru April 14, 2021